argon ST

Making Sense of It All

Annual Report

2006













Terry Collins,
President and CEO
of Argon ST

To my fellow shareholders,

The past year was one of significant achievements and unprecedented challenges. We won competitive and sole-source contracts on programs that will sustain the company base well into the future. We completed acquisitions of complementary companies that will create synergy with our existing technical capabilities and allow us to win new contracts. We added new customers, delivered high-quality systems that provide key intelligence and force protection, and laid the foundations for future growth. However, our financial performance was not what we accept as satisfactory. Revenue, net income, and earnings per share all declined from the previous year, and these results are detailed in the attached 10-K report. Although we can point to numerous delayed contract awards and a contract termination that was not a result of our performance, we must manage and grow our business in the same environment as our competitors. We are confident in our ability to lead our company back to a path of rapid, profitable growth and do not believe that last year's financial results reflect a fundamental change in our market or market position. We will continue to execute our long-term growth strategy of providing innovative, transformational solutions to our customers, albeit with renewed vigor in the areas of new business development and customer diversification.

I would like to highlight a few of the key accomplishments of the company in 2006 that will lay the foundation for a return to rapid growth. A critical success was achieved when we won two key contracts to continue providing Information Operations (IO) systems to the surface forces of the Navy. The first contract was awarded by the Navy to Argon ST for continued production of the Ship Signal Exploitation Equipment (SSEE) Increment E system. This important win will continue our existing production work through fiscal year 2008. We also won a competitive program for the next generation, SSEE Increment F, of surface Navy IO systems. The SSEE Increment F win demonstrated both our leadership in technology and our ability to take on the role of lead system integrator against the major primes. The contract not only encompasses the research and development phase of SSEE Increment F, but also provides for up to five years of production beginning in 2009. The government-funded R&D on this program will provide a key base for significant upgrades to other LIGHTHOUSE-based systems as we complete development in 2008. Another key win happened subsequent to the close of the fiscal year, with the award of a multiyear contract to continue both R&D and production on the AN/SLQ-25 Surface Ship Torpedo Defense program. Over the next few years, this program will introduce a new generation of open-architecture solutions for the Navy and will position Argon to be a leader in torpedo defense technology and system integration both in the US and with US allies. These three multiyear contract awards contribute to the strong foundation necessary for future growth.

In the fourth quarter of our fiscal year, we completed the acquisition of the San Diego Research Center (SDRC) and Innovative Research, Ideas and Services Corporation (IRIS). These two small businesses bring to Argon ST very complementary customer bases and technologies. SDRC's largest contract is with the US Army (Program Executive Office for Simulation, Training and Instrumentation) and provides the Army with the capability to capture the results of live operational training exercises through the use of advanced communications networks. SDRC is also a leader in advanced R&D for mobile ad hoc networking; multiple-input multiple-output (MIMO) communications; and adaptive frequency agile, multi-rate, software-defined radios. These technologies will be key discriminators as we pursue programs in the communications market by leveraging our knowledge of communication exploitation. Our core capability in networking of sensors will enable us to become a market leader in the domain.



IRIS was established for the purpose of exploiting the science and technology of airborne remote sensing for practical use and is the developer of Transducer Markup Language (TML), a sensor fusion enabling technology. TML is a digital data structure that permits stream processing and is used to exchange data between a sensor and a processor. As a principal supplier of C4ISR sensors and exploitation systems, Argon ST will leverage the highly complementary advantages from the company-wide application of TML and the SDRC networking capabilities.

We will continue to look for acquisitions that open opportunities for new customers, provide complementary technology to our core business, and have the potential of synergy for increased organic growth.

We move into 2007 with a solid foundation, a cadre of committed customers, and exciting new opportunities. Our systems are widely deployed both among the tactical forces and at strategic locations and are well recognized for their transformational performance. With new advantages available from the combined strength of our core capabilities and acquisitions, we are able to offer a more complete solution to providing sensor-to-shooter information in time to make a difference in our customers' decision-making processes. We will continue our efforts to weaponize SIGINT and realize the potential of Information Warfare by improving our sensors, adding state-of-the-art communications and networking, and integrating unique fusion capabilities. Our effort in integrating multiple sensors into one system is gaining acceptability and has the potential for addressing the needs of multiple customers. As exciting as the new opportunities are, we will keep our commitment and focus with current customers. These relationships have been developed by the performance of our staff and the operational success of systems that have been delivered and anchor our strength.

As you will see in the rest of this annual report, Argon ST is a distinct company in today's defense market. We design and build advanced electronic products across a wide array of technologies that provide our customers with products, systems, and solutions for gathering intelligence, finding enemies, and protecting our forces, and we service and support those installed capabilities. Our solutions come in all sizes, from handheld products to very large systems with teraflops of computing power. Our customers have very high expectations of our people, and our people respond. We are not solely developers, system integrators, or "black box" providers; we are a company that helps make sense of and solve our customers' complex problems.

These solutions are achieved through the skills of our remarkably talented workforce. Their creative answers to customer problems are supported by the culture at Argon. Innovation requires open, honest dialogue, mutual respect among all employees and high ethical standards. We were pleased to be recognized both locally and nationally with awards that evaluate the company's responsibility to employees in terms of culture and benefits. These are listed later in this report, and I invite your attention to them as accolades for the commitment and dedication of our staff.

I believe we move into 2007 and beyond with a solid customer base, proven ability to perform to the highest standards, exciting new opportunities, and a sense of common purpose and spirit of unity that truly set us apart as a company of choice. We remain committed to our communities, customers, and employees and to providing rewarding returns to our shareholders. Above all, we must stay committed to the end users who are using Argon ST solutions to defend our country.

What We Do

Argon ST enjoys a rich heritage in the development and delivery of high quality sensor systems that are the source of information that protects warfighters and provides intelligence on adversaries. With a strong background in communications, acoustics, optics, radar, and sophisticated signal processing the Argon ST team has provided the US Government and its allies with proven, reliable systems in ships, submarines, aircraft, and on land for many years. Our innovative architectures are open, flexible, network enabled, and fully adapted for rapid upgrades in response to new threats and global terrorism. Argon ST sensors are ready, deployed and successful in providing critical support to our troops in Iraq, Afghanistan, and around the world.

At the heart of the sensors and systems is Argon ST's tremendously talented staff. The Argon staff has developed a wide range of capabilities that leverage our sensor technology to include integrated and coordinated multi-sensor systems, adaptive networks, and scalable architectures that are required in today's diverse operational environments. From demanding harsh environments with combat troops to controlled environments at intelligence centers, the systems engineered by our staff have paid off in reliability, effectiveness, and predictable success.

Signals Intelligence (SIGINT)

We are leaders in the development and deployment of communications intelligence (COMINT), electronic intelligence (ELINT), and information operations (IO) systems. Argon ST was among the first companies to use the product line concept in intercept and processing systems with its LIGHTHOUSE line of broad use COMINT systems. We continue to advance product line methodology and engineering through scores of systems already deployed or on order. They reside on ships, submarines, airborne platforms (manned and unmanned), fixed land installations, and mobile land vehicles. In 2006 we introduced and enjoyed the initial sales of the fifth generation of signal processing units that bring a unique blend of custom hardware and open architecture software to the SIGINT domain. LIGHTHOUSE systems provide important capabilities to our government. Their open architecture, reusable software and use of commercial off-the-shelf (COTS) technology make them both highly effective and affordable. One of the first true software radio based systems in wide use, the original software and hardware baselines continue to evolve to address new requirements. The next generation system, using newer processors, will be fielded in 2007, offering substantial reductions in system size and cost. The new generation is currently being integrated into highly mobile vehicles for the UK Army and Royal Marines. Additionally, the Argon ST team successfully led a multi-company pursuit for a third generation of LIGHTHOUSE that uses advanced high capacity processors and servers to aggressively address the next generation "network centric" requirements of its users. Our success in this pursuit ensures that LIGHTHOUSE based systems will be delivered to meet customer requirements throughout the next decade.

Argon ST continues to develop new products and capabilities for our customers not only to solve demanding operational challenges but also to tailor our core capabilities to specific platforms. Our solutions offer customers "best in class" intercept and processing in key signal domains and provide innovative and unique adaptive beamforming technology. Other companies simply do not match our performance and success against the demanding problems that our customers face.

Our industry leading capabilities in IO are a distinguishing core competency of Argon ST that technically and functionally complement our COMINT and ELINT systems. An embedded IO capability is delivered with many of our systems providing extraordinary operational advantages. Decisions made early in the design and development process ensure that the key timing and functional capabilities required to support IO are addressed


Argon ST

in our products. State of the art implementations provide the user with the tools necessary to evaluate, control, and dominate the radio frequency (RF) spectrum.

A second fundamental dimension of signals intelligence is the intercept and exploitation of enemy radars. The detection, identification, and geolocation of enemy radars is defined as electronic intelligence (ELINT) when the information is used for gathering intelligence on performance parameters of radars. Detection, identification, and geolocation of radars is defined as electronic support measures (ESM) when the information is used as a warning that a radar has been detected and may be of importance as a threat to our forces. Argon ST has been a key supplier of both ESM and ELINT systems and has hundreds of systems in the field. Key for self-protection, early warning, and situational awareness, Argon ST systems are used in ship, land, submarine, air, and small boat applications around the world.

In 2006 we upgraded our baseline ELINT/ESM system, keeping it up to date and fully supportable for years to come. It continues to offer the critical sensing capabilities needed by its users and will remain a key product for the foreseeable future. We have also continued the development of our first COTS-based ESM system. It will be the basis of a new product line offering increased frequency coverage, higher performance intercept, and better direction finding. This new product will be used in integrated sensor systems expected to complete initial testing and performance evaluation in 2007. ELINT is a complicated problem that requires a diverse and complex set of intercept and analysis tools. With the delivery of our ELINT processing systems, we provide our customers with a wide range of useful tools developed in our labs as well as those developed by the government. Additionally, we commonly supply both stand alone and combined ESM/ELINT systems to support integrated solutions to both platform integrators and end users.

As a major supplier of COMINT systems, ESM/ELINT systems, and Information Operation systems, we have been working on approaches for higher performance and better intelligence through integration of multiple intelligence domains. Our goal is to provide our ESM/ELINT and COMINT product lines in comprehensive multi-sensor integrated systems.

An important and technically difficult part of SIGINT exploitation is geolocation. Geolocation techniques are a notable strength of Argon ST. Our scientists and engineers have been at the forefront of geolocation innovation throughout their careers and ensure that our systems are "ready by design" to include geolocation. Our systems support line of bearing, time difference of arrival, frequency difference of arrival, adaptive beamforming-based line of bearing, and complex combinations of techniques, with accurate and timely data.

Typical SIGINT systems routinely combine data from fixed site, slow and fast moving sensors, and off board sensors to provide seamless high quality "fixes" of targets. Our latest systems provide "instantaneous DF on energy" to support target separation, area of interest, and signal combination requirements. We recently deployed for operational use, a large fixed-site COMINT system that employs this technique to drive adaptive beam steering algorithms which optimize reception of target signals in real time. In another important innovation we have addressed challenges of geolocation from an airborne platform that requires the mitigation of co-channel interference. We have successfully demonstrated beamforming technologies to significantly improve accuracies from the air.

In order to support all of the requirements of the modern battlefield, it is important that our SIGINT technology scale to allow insertion onto platforms and into locations that are limited in space and power. Additionally, the sensors must also be lightweight in order to provide maximum portability. Fortunately, with our scalable architectures our team has been able to develop

Argon ST systems are used in ship, land, submarine, air, and small boat applications around the world.



Argon ST's SSTD team made key changes to the AN/SLQ-25A, bringing it to the forefront of surface ship protection from enemy torpedoes.



sensors that leverage the algorithms and signal processing that we have developed and provide that functionality into smaller packages. We are working on making our systems even smaller. Through the use of special purpose hardware designs with innovative antennas, and power management, we are testing capabilities that will provide practical value to our forces. Our team continues to press the state-of-the-art to achieve low power networking approaches to support unattended sensing and remote monitoring.

Communications and Networking

Argon ST's RF based systems include the finest wideband RF technologies. As communications radios shift from narrowband to wideband technologies, Argon ST foresees a growing and ready market for our skills and products. For example, the same beamforming technology used in SIGINT geolocation is also appropriate for communications networks. Smart antenna technologies as well as MIMO (mult-input multi-output) techniques leverage the phase relationships between antenna elements to produce significantly higher quality communications.

Argon ST's acquisitions in 2006 brought not only complementary communications technologies but also key networking technologies. Our corporate team is at the forefront of some of the most exciting areas of wireless communications and network research. We have a large test range infrastructure support effort that provides an environment for easily transitioning technology from research products to operational use. Our communications capabilities include:

- Military wireless networks and mobile ad hoc networks that automatically discover connections to each other as well as to higher bandwidth gateways and access points
- Multiple-Input Multiple-Output or MIMO technology which is the latest approach to robust high throughput RF communications
- Interference resistant technologies for GPS, wireless communications, and satellite communications

Protection

Quiet, deadly, diesel electric submarines are now available to virtually any country that can afford them. This has re-invigorated the need for robust offensive and defensive systems on surface ships for protection against torpedoes. Argon ST's Surface Ship Torpedo Defense (SSTD) team has improved and re-engineered the AN/SLQ-25A to provide surface ship protection against torpedoes. Improvements make the systems more adaptable to littoral combat zones, and add a new open architecture processing environment. The resulting advantages are ease of technology insertion and the potential for full integration with a ships complete sensor suite. U.S. and allied international markets offer opportunities for substantial sales of the newest version of these systems.

Border protection is emerging as one of the top priorities of our government. Argon ST has responded to the challenge by combining electro-optical, radar and acoustic systems into products with strong integrated sensing and non-lethal deterrent capabilities. Our Mobile Defender system combines IR sensing with acoustic countermeasures mounted on an all terrain vehicle for use in border defense roles. Mobile Defender showcases the combined capabilities of the imaging technologies and vehicle integration.

Imaging

Our Daedalus product line consists of wide field of view hyperspectral and multispectral imaging systems. One of our products, the Airborne

Multispectral System, has enjoyed success in a diversity of projects, from finding fresh water springs to detecting chemical hazards after Katrina.

Our imaging systems output geo-coded images to allow geo-correction for the alignment of pixels onto a map. This near real-time capability in line scanner images is not replicated in the industry. Argon ST now has a rich set of spectrum awareness technologies from acoustics to radio frequencies to light. Hyperspectral imaging such as that provided by our Daedalus product line is a way of spectrally looking into the visible and infrared regions of the spectrum.

We are also doing preliminary work in the realm of LADARs (Laser Direction and Ranging) for three dimensional (3D) imaging applications. Two dimensional spatial technologies that are used for long range reconnaissance for today's persistent surveillance requirements can often benefit from a full 3D spatial understanding and geospatial reasoning. A challenge in persistent surveillance is the trade off between a large area coverage and high resolution. We are completing the design of a new camera to provide significant improvements in the tradeoffs between the need for high resolution and the need for very large areas of surveillance.

Argon ST's strengths in the integration of multiple sensors is illustrated by the combining of IR imagers with TV, range finders and pointers. Our Towerscout system outputs digital data in a format compliant with Base Security standards.

Lead Systems Integrator

Argon ST has demonstrated and proved its capability to serve customers as a lead systems integrator (LSI). With the maturity of our systems into full scale production, we have added services for designing and supporting logistics, installation, and operational support and training. We have also demonstrated success as a prime contractor and LSI with large, mid-size and smaller firms to provide integrated and fully supported systems. For example, our competitive win of SSEE Increment F this year was based not only on the system design and its compliance with requirements but also on the many partnerships formed to provide the government with the best integrated solution. Our work on the AN/SLQ-25A has similarly matured, expanding from a singular focus on manufacturing to a full LSI role addressing emerging requirements, system upgrades, and the inclusion of critical capabilities developed by other companies, support to the government during sea trials, and follow-on data analysis and decision support.

As a result of its test range work, Argon ST can now offer FAA certified integration services to address a broad selection of requirements. We completed the integration of both our own and other suppliers' systems into fully certified pods for wing mount on a variety of aircraft as demanding as the F/A-18. The Information Operation Networked Airborne Sensor (IONAS) pod is the latest pod for both fast and slow flying aircraft.

Sensor Fusion and Target Recognition

Warfighters and other consumers of intelligence want the best available information from all employable sensors. This demands that information from discrete sensors be fused or combined at the lowest possible level. Combinations of geolocation data is a prime example of multi-node sensor fusion and is a core capability of our company. When combined with our strength in signal recognition of COMINT and ELINT signals, multi-INT fusion is a powerful advantage for the warfighter.

The principal challenge of multi-INT sensor fusion is the conditioning and normalization of sensor data from disparate systems. Our team has worked under National Geospatial Agency and Air Force Research Laboratory (AFRL) sponsorship to lead the Transducer Markup Language (TML) development. This effort led to its adoption as an

Mobile Defender combines IR and acoustic sensing with acoustic countermeasures mounted on a highly capable ATV for use by land forces in border defense roles.



2006 has seen the integration of both our own and other suppliers' systems into fully certified pods for wing mount on a variety of aircraft as demanding as the F/A-18.



Open Geospatial Consortium standard in August of 2006. Standards based integration is the key to major DoD sensor data integration efforts such as the Distributed Common Ground System (DCGS). With Argon ST's strong multi-INT sensor knowledge and with TML as an industry standard, we have the opportunity to meet expanding needs in this area of growing importance to intelligence consumers.

Actionable intelligence is the term used to describe tactical intelligence that is available to a decision maker in time and in a form for impact on his actions. Argon ST's strength in producing sensor systems with the capability to meet time and form requirements and our understanding of tasking puts us at the forefront of tactical sensor integration.

While Argon ST has consistently made huge strides in signal recognition, image recognition has not been a focus of our efforts. In 2006, that changed when our first image recognition effort began with Optical Character Recognition of foreign languages. While there are current techniques for difficult languages such as Chinese and Arabic, error rates are high because typefaces and fonts vary and become even more challenging for handwritten text. Our initiative addresses this complex problem under a program with the U.S. government.

Spectrum Awareness and Management

The need for better spectrum management is directly proportional to the dramatic rise in the number of RF users in both commercial and military settings. Additionally, the emergence of RF jammers as a primary countermeasure to radio-controlled improvised explosive devices has multiplied the difficulty in meeting divergent requirements for RF use. Argon ST has established itself as a master of the RF environment from the perspective of SIGINT, signals processing and IO. We believe this expertise and technology provides an advantageous basis to meet the expanding needs of DoD and commercial customers with tools and techniques to manage the RF environment in the face of the current and expanding complexity.

Many of Argon ST's SIGINT systems provide good spectrum displays and communications mapping technologies. Additionally, the demand for spectrum management as seen in airborne and shipboard platforms situations has Argon ST further refining spectrum management capabilities to address the growing need. One example of our work in this area is a cognitive radio effort including the spectrum ingest or awareness role.

The same expertise that provides the basis for spectrum management can also be the basis for advances in navigation, communications, and other disciplines requiring use of the busy RF environment. For example, Argon ST's geolocation techniques and systems performance provide a firm foundation for our work in navigation. Our efforts in navigation include jam resistant GPS technologies for the Joint Precision Approach and Landing System. Additionally, we are now beginning the Robust Surface Navigation effort to better characterize multipath effects in navigating in GPS denied or degraded situations. Improvements in navigation accuracies equate directly to improvements in geolocation accuracies.

Argon ST's recognition throughout the research community for addressing both navigation errors and geolocations accuracy in the same context is an important step towards becoming a key player in the navigation and geolocation markets.

Simulation and Testing

We provide an array of tools used on the nations test and training ranges that create accurate electronic environments in which the services can test and evaluate new weapons systems, new sensors, and realistically train pilots, crews, and other personnel. These range from van, shelter and building installed systems to wing mounted pods for a variety of aircraft.

We are well poised to shift from 2-D spatial technologies to today's surveillance requirements, which can benefit from full 3-D spatial understanding and geospatial reasoning.

In addition to realistic simulation of enemy emitters, we are in the midst of developing an extremely capable data delivery backbone in one of the largest modernizations of Army range communications that has ever been undertaken. This multi-year effort will provide state of the art asymmetric and fully adaptive communications networks able to handle all of the range's data movement, capitalizing on available bandwidth without impacting the range customers' operational tactical radios.

Manufacturing

2006 has been a year of substantial change and maturation of our production operations. We have consolidated management of our production capabilities under a single team and invested in a substantive upgrade of our facilities in our Virginia locations. We also relocated our Orlando operations to a new facility, which doubled our manufacturing and integration space in that region. These infrastructure improvements have been coupled with continued ISO 9000 certification at multiple locations and SAE AS9100 aerospace quality system certification at our Pennsylvania facility. These changes have already permitted us to re-allocate manufacturing loads, provide substantial surge capacity to support time-critical requirements of our own and other companies, and to achieve substantial efficiency in our production operations.

In combination with our skilled submarine antenna engineers, our manufacturing team is a leader in upgrading and modifying submarine periscope mounted antennas for an array of requirements and is providing these services for many of the nation's submarine antenna types.

Services

As we grow and deliver more products and systems, long-term support of these products becomes an important part of our business, and our customers expect us to provide a broader range of post delivery support. We have responded to this need with high-quality, effective service. In addition to these traditional support services, we also provide imaging services to a range of users. These include the use of our high quality multi-spectral cameras installed in leased aircraft and the post mission analysis of the images for a broad range of military, environmental, and safety requirements.

People

People are our most important resource. A key tenet of our company is that we are but a collection of talented people who have elected to work together to provide the best quality systems to meet and exceed our customer's requirements. We are indeed fortunate to have a team of associates so broadly skilled, so well educated, and so experienced. We add to this staff by hiring experienced professionals and by aggressively recruiting at the best of the nation's colleges. New graduates are a substantial portion of our staff growth and we have been highly successful in attracting these young and highly capable individuals to our company. New graduates are paired with seasoned experts and assigned to interesting and satisfying work on arrival, to ensure their success and ability to advance their careers as the company grows.

We have designed our benefits to provide for our employees and their families now and in the future and ensure that they have full access to needed health care, education, and finally retirement support. We are most proud of achieving two awards in 2006 that affirm our commitment to our team:

- "The Best Companies for Employee Financial Security" award is presented to 10 companies across America by the Principal Financial Group each year. The honorees, selected by an independent panel of experts from the employee benefits and human resources industries, honors companies based on the depth of financial benefits offered and level of commitment the company makes to its employees' financial security. Argon



ST was honored as one of the 10 Best Companies in the country.

- The CARE (Companies as Responsive Employers) award is presented by the Northern Virginia Family Service and honors companies that are leaders in promoting a positive work-life balance for employees through company policies and benefits. Argon ST was honored with the CARE award in the large company category.

In addition to these awards, the company received national recognition for its outstanding growth. We believe the awards pay well deserved tribute to our professional staff and employees. Among the awards received this year are the following:

- Deloitte & Touche, Technology Fast 500 list. Argon ST was ranked 124th on the Fast 500 List. Rankings are based on the percentage revenue growth over five years, from 2001 to 2005.

- Business Week list of 100 Hot Growth Companies. Out of more than 10,000 publicly traded companies contending for inclusion on the list, Argon ST was ranked 54th based on three-year results in sales growth, earnings growth, and return on invested capital. Notably, Argon ST was ranked first in its sales growth at 107.1%.

Summary

This year has demanded agility in dealing with change and steadiness in the keystone principals supporting our foundation and continued success of Argon ST. We improved and advanced our core competencies of sensor systems development and added new products, services and capabilities with deliberate purpose and strategic planning. We have dealt with challenges with commitment to proven values and a spirit of common purpose across the entire company. From our beginning as a company, Argon ST has been built on the concept of change as opportunity. It has served us well and remains fundamental to our current operations and planning for the future. We believe technology development, new acquisitions and a world class staff assure Argon ST the opportunity to continue our past successes. In an environment of a potentially overwhelming amount of data and rapid technology change, the requirement to make sense of it all for our customers has never been greater. We are committed to providing that sense.

We are confident that Argon ST will continue to be an asset to the country, an employer of choice to the best and brightest, and a source of pride to our employees, stockholders and customers.

■ ■ ■


USAF

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended September 30, 2006

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _______ to _______

Commission File Number 000-08193

ARGON ST, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	38-1873250
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12701 Fair Lakes Circle, Suite 800, Fairfax Virginia 22033
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code **(703) 322-0881**

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Exchange on Which Registered
Common Stock, par value $.01 per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes___ No √

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934. Yes___ No √

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes √ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. [√]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ___ Accelerated filer √ Non-accelerated filer ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes___ No √

As of December 4, 2006, there were 22,237,734 shares of the registrant's common stock, par value $.01 per share, outstanding. The aggregate market value of the Registrant's common stock held by non-affiliates as of December 4, 2006 was approximately $297.7 million, computed by reference to the closing sales price of such stock on the NASDAQ Global Select Market as of December 4, 2006.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this report incorporates by reference specific portions of the registrant's proxy statement relating to the Annual Meeting of Stockholders to be held on February 28, 2007.

ARGON ST, INC. AND SUBSIDIARIES

For the Fiscal Year Ended September 30, 2006

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Business Description.

We are a leading systems engineering, development and services company providing full-service C4ISR (command, control, communications, computers, intelligence, surveillance and reconnaissance) systems and services to a wide range of defense and intelligence customers. Our systems and services enable our customers to perform many functions critical to their missions, including:

- ***Signals Intelligence (SIGINT):*** Collecting information and producing intelligence from the detection, interception and evaluation of signals, including communication signals (COMINT) and electromagnetic signals, such as radar (ELINT).

- ***Electronic Warfare (EW):*** Detecting, identifying and countering adversary forces, weapons and sensors through collection of adversary signals. Measures include launching deceptive signals and electronic counter-measures and using electronic support measures (ESM) to identify and locate emitters on both platforms and weapons.

- ***Information Operations (IO):*** Employment of non-lethal measures to exploit, influence and manipulate an enemy's C4ISR processes, including radio and network communications and measures, to protect own force and friendly information and sensors.

- ***Acoustic Operations:*** Employment of acoustic sensors and signals to detect, identify and counter undersea threats including, but not limited to, enemy torpedoes.

- ***Threat Simulation:*** The use of computer and virtual based replication of signals and sensors for training and analysis of adversary capabilities.

- ***Imaging:*** Production and analysis of information from light spectrum sources, including multispectral, hyperspectral, infra-red, electro-optical and visible light.

- ***Communications:*** Deployment of mobile, terrestrial, and satellite radio receivers and transmitters, to include point to point links and extensive networks, supporting tactical operations, intelligence production and dissemination, movement of data and information, and management of the radio frequency spectrum.

- ***Services:*** The provision of material, training and support engineering expertise to enable and sustain readiness, systems operations, and mission success.

Our systems are used on a broad range of military and strategic platforms including surface ships, submarines, unmanned underwater vehicles (UUV), aircraft, unmanned aerial vehicles (UAV), land mobile vehicles, fixed site installations and relocatable land sites.

We develop many of our systems using innovative design methodologies that incorporate proprietary software and design processes and commercially available hardware and software in configurations capable of being more readily deployed, adapted or upgraded by us or the customer. This system design methodology allows us to adapt our software modules and processes to meet complex specifications on varied platforms without significant re-design efforts. The benefits of our system design methodology include shorter development and implementation schedules, system flexibility, improved interoperability with systems not developed by us, and reduced system and upgrade costs to our customers. Our communications systems provide state of the art capabilities from simple, secure data transfer between tactical platforms to the high impact realization of complex network centricity. Our delivery of expert services, systems engineering, and pivotal domain knowledge complements and sustains the operational success of our systems.

Our business is conducted primarily through contracts with the U.S. government. For the fiscal year ended September 30, 2006, 74% of our revenues were from contracts for which we were the prime contractor, 65% of our revenues were from fixed-price contracts and 51% of our revenues were from sole-source contracts. Our primary customer is the Department of Defense. We derive a majority of our revenues from various agencies and commands within the U.S. Navy. We also provide systems and products to other U.S. government agencies and major domestic prime contractors, and to certain U.S. government-approved foreign governments, agencies and defense contractors.

Available Information

Our headquarters are located at 12701 Fair Lakes Circle, Fairfax, VA 22033. Our website address is . The information contained on our website is not incorporated by reference into this Annual Report. All reports we filed electronically with the Securities and Exchange Commission (SEC), including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and other information and amendments to those reports filed electronically (if applicable), are accessible at no cost on our website as soon as reasonably practicable after such reports have been filed or furnished to the SEC. These filings are also accessible on the SEC's Web site at . The public may read and copy any materials we filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information from the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Corporate History

Our company today is the result of the September 2004 merger of privately-held Argon Engineering Associates, Inc. and publicly-held Sensytech, Inc. Argon Engineering was founded in 1997 by Terry Collins, Victor Sellier and Thomas Murdock to develop advanced signal intelligence systems for the U.S. Navy. During the following years, Argon Engineering grew rapidly and expanded its technical expertise and customer base.

Sensytech was formed by the 1998 merger of S.T. Research Corporation (founded in 1972) and Daedalus Enterprises (founded in 1968). S.T. Research produced communications signals intelligence and passive electronic warfare systems, while Daedalus Enterprises produced airborne imaging systems and services. In 2002, Sensytech acquired substantially all of the assets of FEL Corporation, adding capabilities in electronic warfare, radar simulator products, communications data links, naval mine warfare and anti-submarine warfare systems. In 2004, Sensytech acquired Imaging Sensors and Systems, Inc. in Winter Park, FL to add a line of ground, shipboard, and airborne forward looking infra-red (FLIR) and visible spectrum imaging systems. Also in 2004, Sensytech formed ST Productions in Smithfield, PA to expand Sensytech's manufacturing and test capabilities.

The Argon Engineering/Sensytech merger combined Argon Engineering's innovative communications signal intercept and processing systems with Sensytech's broad and complementary range of electronic intelligence, electronic warfare and imaging systems, resulting in a broad based C4ISR provider for the defense and intelligence markets. The merger expanded our base of existing and potential new customers, allowed us to enact several initiatives using the combined company's technological expertise and experience, and enabled us to use our manufacturing capacity more efficiently.

During the year ended September 30, 2006, we acquired all the common stock of Radix Technologies, Inc., San Diego Research Center, Inc. and Innovative Research, Ideas and Services Corp. (IRIS), as well as certain assets of ProDesign Solutions, LLC. As one of our key growth strategies, we intend to pursue additional strategic acquisitions in the future.

Recent Developments

In 2006, we continued our success in the development and delivery of C4ISR systems, products and services. We expanded our customer base and improved diversity in our products and services. We also faced several challenges in our efforts to grow our business as a leading provider of state-of-the-art C4ISR systems. Among the significant developments over the year are the following:

- ***Mergers and Acquisitions.*** In 2006, we acquired three leading edge companies which complement our existing capabilities in customer base and add diversity within our addressable market. Radix Technologies, Inc. provides complementary signal processing capabilities that we believe will create new business opportunities for the combined entity. The San Diego Research Center, Inc. is a well recognized and admired company which adds a wealth of communications, network operations and management, technical innovation, particularly in the defense wireless communications sector. Innovative Research, Ideas and Services Corporation brings to our offering a critical enabling capability for the realization of data fusion across sensors and data. In addition, we acquired certain assets of ProDesign Solutions, LLC that we believe will enhance our ability to adapt and protect our systems in a wide variety of environmental conditions.

- ***CMMI Level 3 Certification.*** The Capability Maturity Model Integration (CMMI) was established by the Software Engineering Institute as a set of process improvement models for software and systems engineering. We achieved this certification in the summer of 2006 through the exemplary efforts of our staff. We believe the certification will enable us to compete for contracts across a wider range of size and complexity and will underscore our credibility as a first tier contractor with current and potential customers. While the process taxed resources across our entire company, including substantial time from key personnel, we attained CMMI Level 3 without a delay in any program.

- ***Ships Signals Exploitation Equipment (SSEE) Increments E and F.*** This program, to design and develop Information Operation systems for the U.S. Navy, was first awarded to Argon ST following a competitive procurement process in 2001. Our partnership with the U.S. Navy grew stronger with the approval of additional SSEE Increment E systems in February 2006 and our competitive win of the contract to develop the next generation of these shipboard systems, known as SSEE Increment F. We believe these awards solidify Argon ST's position as a dominant supplier of surface ship cryptologic systems to our Navy. In addition, the awards have led to opportunities with the U.S. Coast Guard and international customers.

- ***Major Program Success.*** STAKECLAIM, a land based cryptologic system required by the government, was our largest and most complex undertaking of all systems developed under the LIGHTHOUSE architecture (LIGHTHOUSE is our collection of software assets developed around a software product line concept). We believe that STAKECLAIM's acceptance by the government and implementation in a demanding operational environment improves our ability to increase business in this system area.

- ***Aerial Common Sensor (ACS).*** We believe that our development work to provide COMINT systems for the Army's ACS program was highly respected by the prime contractor and by the government customer. In addition, our involvement in ACS, represented expansion of LIGHTHOUSE systems to the Army airborne community. The ACS program was cancelled in January 2006 due to concerns about the suitability of the proposed aircraft platform. This cancellation removed approximately $61 million from our backlog. While we were able to add additional revenue from the airborne market in 2006, the ACS cancellation negatively affected our 2006 revenue and slowed our plans to institute LIGHTHOUSE as the common airborne architecture across the cryptologic community and international market.

- ***Submarine Programs.*** We have successfully provided ESM and cryptologic support systems on U.S. and U.K. submarines since 1999. However, our 2006 revenue from the submarine market decreased in 2006 over 2005 because our existing contracts fully satisfy the inventory requirements of available platforms. While our plans call for periodic updates and technical refresh of all these systems, their architecture remains state-of-the-art, and therefore we do not anticipate near-term increases in revenue in this area.

- ***Surface Ship Torpedo Defense.*** Our surface ship torpedo defense (SSTD) systems continue to be deployed in both the U.S. market and overseas. We believe the challenge that diesel electric submarines present to U.S. and partner nations will amplify the need for a viable torpedo defense systems. While we were successful in winning a contract with the Navy in November 2006 to upgrade the AN/SLQ-25A SSTD system, delays in the acquisition process had a negative effect on our expected fiscal 2006 financial results.

Segments

We have reviewed our business operations and determined that we operate in a single homogeneous business segment. Our financial information is reviewed and evaluated by our chief operating decision maker on a consolidated basis relating to the single business segment. We sell similar products and services that exhibit similar economic characteristics to similar classes of customers, primarily the U.S. government. Our revenue is internally reviewed monthly by management on an individual contract basis as a single business segment.

Technology and Applications

Most of our systems involve the detection and processing of information collected from the radio frequency portion of the electromagnetic spectrum, particularly communications and radar signals. We also provide underwater acoustic systems, imaging systems and systems that detect, intercept and process information passed on networks. Our systems typically require significant amounts of complex software that implements control and interface functions as well as real-time digital signal processing algorithms that are often classified. The software must track, analyze and manage large databases, platform location and orientation, precise time, and many other factors that can affect performance.

Typically, our system development for each potential platform is contracted and managed independently by the government and has a unique set of specifications driven by particular system requirements, including intended functionality and platform, geographic region of use, and source of intelligence. Our contracts generally require that we develop test plans and procedures and test our systems to verify conformance to customer requirements prior to acceptance. After we have developed a system to customer specifications, the customer often purchases an additional number of these systems that are identical and meet its specifications. In these situations, production requires minimal additional engineering services or effort and results in efficient, lower-cost production. In some cases, standardized systems can also be sold to other customers without modification.

We develop many of our systems using innovative methodologies that incorporate proprietary software processes and commercially available hardware and software in configurations capable of being more readily deployed, adapted or upgraded by us or the customer. This design process differs from legacy C4ISR systems in which the software and hardware are designed to work only on the applicable system. Our system design methodology allows us to adapt software modules and processes to meet complex specifications on varied platforms without significant re-design efforts. The benefits of our system design methodology include shorter development and implementation schedules, system flexibility, improved interoperability with systems not developed by us, and reduced system and upgrade costs to our customers.

We actively pursue new technology for future C4ISR applications. Some new technology is developed through our internally funded research and development programs, but a larger percentage is developed under research and development contracts with government laboratories, agencies, military and intelligence organizations, and research facilities such as the Defense Advanced Research Project Agency (DARPA), the Air Force Research Lab, the Office of Naval Research (ONR), and others. This research aims to prove concepts, reduce risk, and demonstrate feasibility of new technology for use in future system developments and procurements, which improves our ability to support our customers' missions. The knowledge and understanding we gain from this research often can be an advantage in our efforts to win additional contracts, including production contracts. Recently, we have been performing research and development on areas such as advanced satellite communication systems, robust navigation systems, networked cryptologic operations, multi-intelligence sensors for small airborne reconnaissance, laser detection (LADAR) systems for precise imaging, cognitive radios, and other classified technology.

Customers

Our systems are currently sold primarily for the ultimate use of either the U.S. government or certain government-approved foreign governments. As a result, most of our contracts are either directly with the U.S. government or a prime contractor whose contact is direct with a government.

The table below identifies the ultimate sources of our historical revenues. Although our revenue is dominated by our work with various agencies and commands within the U.S. Navy, other current U.S. government customers include the U.S. Army, the National Security Agency (NSA), the U.S. Air Force, the Defense Advanced Research Projects Agency (DARPA), the National Reconnaissance Office, the U.S. Marines, U.S. Special Operations Command (SOCOM), the Central Intelligence Agency (CIA), the Defense Intelligence Agency (DIA), and the Department of Homeland Security (DHS). Foreign customer sales typically involve U.S. government allies and are often funded by the U.S. government.

	Years Ended September 30,		
	2006	**2005**	**2004**
United States Navy	59%	69%	77%
Other U.S. government agencies	31%	20%	11%
Foreign and other	10%	11%	12%

Government Contracts

Most of our business is conducted under contracts related to U.S. government security requirements. Certain important aspects of our government contracts are described below.

Bidding Process

We are awarded government contracts either on a sole-source basis or through a competitive bidding process.

- *Sole-source contracts.* The U.S. government awards sole-source contracts when it determines that a single contractor has an expertise or technology that is superior to that of other available contractors. Sole-source contracts are awarded without a formal competition. Potential suppliers compete informally for sole-source contracts through research and development investment and marketing efforts. To obtain a sole-source contract, a contractor must identify the government's requirements early and demonstrate a distinguishing expertise or technology promptly after the government has identified a requirement.

- *Competitive-bid contracts.* The U.S. government awards competitive-bid contracts based on proposal evaluation criteria established by the procuring agency. Competitive-bid contracts are awarded after a formal bid and proposal competition among providers. Interested contractors prepare a bid and proposal in response to the agency's request for proposal or request for information. A bid and proposal is usually prepared in a short time period in response to a deadline, and requires the extensive involvement of numerous technical and administrative personnel. Following award, competitive-bid contracts may be challenged by unsuccessful bidders in a variety of ways.

The table below shows the proportion of our revenues under sole-source and competitive-bid contracts for the periods indicated:

	Fiscal Year Ended September 30, 2006	Fiscal Year Ended September 30, 2005	Fiscal Year Ended September 30, 2004
Sole Source Contracts	51%	54%	55%
Competitive Contracts	49%	46%	45%

The increase in competitive contracts is largely due to a major shipboard contract awarded during fiscal year 2006.

Material Government Contract Provisions

The funding of U.S. government programs is subject to Congressional appropriations. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis, even though a program may continue for many years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations.

All contracts with the U.S. government contain provisions, and are subject to laws and regulations, that give the government rights and remedies not typically found in commercial contracts, including rights that allow the government to:

- terminate existing contracts for convenience, which affords the U.S. government the right to terminate the contract in whole or in part anytime it wants for any reason or no reason, as well as for default;
- reduce or modify contracts or subcontracts, if its requirements or budgetary constraints change;
- cancel multi-year contracts and related orders, if funds for contract performance for any subsequent year become unavailable;
- claim rights in products and systems produced by its contractor;
- adjust contract costs and fees on the basis of audits completed by its agencies;
- suspend or debar a contractor from doing business with the U.S. government; and
- control or prohibit the export of products.

Generally, government contracts are subject to oversight audits by government representatives. Provisions in these contracts permit termination, in whole or in part, without prior notice, at the government's convenience or upon contractor default under the contract. Compensation in the event of a termination, if any, is limited to work completed at the time of termination. In the event of termination for convenience, the contractor may receive a certain allowance for profit on the work performed. Specific types of contracts can contain different termination effects, as described below under "Government Contract Categories."

Government Contract Categories

Our U.S. government contracts include fixed-price contracts, cost reimbursable contracts (including cost-plus-fixed fee, cost-plus-award fee, and cost-plus-incentive fee), and time and materials contracts.

Fixed-price. These contracts are not subject to adjustment by reason of costs incurred in the performance of the contract. With this type of contract, we assume the risk that we will be able to perform at a cost below the fixed-price, except for costs incurred because of contract changes ordered by the customer. Upon the U.S. government's termination of a fixed-price contract, generally we would be entitled to payment for items delivered to and accepted by the U.S. government and, if the termination is at the U.S. government's convenience, for payment of fair compensation of work performed plus the costs of settling and paying claims by any terminated subcontractors, other settlement expenses and a reasonable allowance for profit on the costs incurred.

Cost reimbursable. Cost reimbursable contracts include cost-plus-fixed fee contracts, cost-plus-award fee contracts and cost-plus-incentive fee contracts. Under each type of contract, we assume the risk that we may not be able to recover costs if they are not allowable under the contract terms or applicable regulations.

- Cost-plus-fixed fee contracts are cost reimbursable contracts that provide for payment to us of a negotiated fee that is fixed at the inception of the contract. This fixed fee does not vary with actual cost of the contract, but may be adjusted as a result of changes in the work to be performed under the contract. This contract poses less risk than a fixed-price contract, but our ability to win future contracts from the procuring agency may be adversely affected if we fail to perform within the maximum cost set forth in the contract.

- A cost-plus-award fee contract is a cost reimbursable contract that provides for a fee consisting of a base amount (which may be zero) fixed at inception of the contract and an award amount, based upon the government's satisfaction with our performance under the contract. With this type of contract, we assume the risk that we may not receive the award fee, or only a portion of it, if we do not perform satisfactorily.

- A cost-plus-incentive fee contract is a cost reimbursable contract that provides for an initially negotiated fee to be adjusted later by a formula based on the relationship of total allowable costs to total target costs.

We typically experience lower profit margins under cost reimbursable contracts than under fixed-price contracts. Upon the termination of a cost-plus type contract described above, generally we would be entitled to reimbursement of our allowable costs and, if the termination is at the U.S. government's convenience, a total fee proportionate to the percentage of work completed under the contract.

Time and materials. These contracts require us to deliver services on the basis of direct labor hours at specified fixed hourly rates that include all of our direct and indirect costs, such as wages, overhead, general and administrative expenses, and profit, and other materials at cost. With respect to these contracts, we assume the risk that we will be able to perform these contracts at these negotiated hourly rates.

The table below shows our revenues for the periods indicated by government contract type:

	Fiscal Year Ended September 30, 2006	**Fiscal Year Ended September 30, 2005**	**Fiscal Year Ended September 30, 2004**
Fixed-price contracts	65%	79%	71%
Cost reimbursable contracts	25%	16%	19%
Time and materials contracts	10%	5%	10%

Regulation

We are subject to various statutes and regulations applicable to government contracts generally and defense contracts specifically. These statutes and regulations carry substantial penalty provisions including suspension or debarment from government contracting or subcontracting for a period of time, if we are found to have violated these regulations. Among the causes for debarment are violations of various statutes, including those related to procurement integrity, export control, government security regulations, employment practices, the protection of the environment, the accuracy of records, and the recording of costs. We carefully monitor all of our contracts and contractual efforts to minimize the possibility of any violation of these regulations.

As a government contractor, we are subject to government audits, inquiries and investigations. We have experienced minimal audit adjustments in the past. The Defense Contract Audit Agency (DCAA) has completed its audit of Argon Engineering's contracts through the fiscal year ended September 30, 2001, and of Sensytech's contracts through the fiscal year ended September 30, 2003, and we are subject to adjustment on our performance during subsequent years.

Subcontracts

Revenues from contracts in which we acted as a subcontractor to other contractors represented 26%, 22%, and 13% of our revenues for fiscal years ended September 30, 2006, 2005, and 2004, respectively. Unlike direct government contracts, contracting parties typically have more freedom to negotiate terms of subcontracts. Based on the customers' requirements, our subcontracts may or may not be governed by some of the terms and provisions commonly found in government contracts, including those described above.

Backlog

Our backlog consists of the following as of September 30:

	2006	2005	2004
Funded	$162,796,000	$199,543,000	$222,222,000
Unfunded	62,373,000	71,564,000	6,597,000
Total	$225,169,000	$271,107,000	$228,819,000

We define backlog as the funded and unfunded amount provided in our contracts, less previously recognized revenue. Contract options are estimated separately and not included in backlog. Backlog does not include the value of a contract where the customer has given permission to begin or continue working, but where a formal contract or contract extension has not yet been signed.

Our funded backlog does not include the full value of our contracts, because Congress often appropriates funds for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance that is expected to take a number of years.

From time to time, we will exclude from backlog portions of contract values of very long or complex contracts where we judge revenue could be jeopardized by a change in government policy. Because of possible future changes in delivery schedules and cancellations of orders, backlog at any particular date is not necessarily representative of actual sales to be expected for any succeeding period, and actual sales for the year may not meet or exceed the backlog represented. We may experience significant contract cancellations that were previously booked and included in backlog.

Of the total backlog at September 30, 2005, approximately $60,556,000 pertained to the Aerial Common Sensor (ACS) program, on which we were a subcontractor. On January 12, 2006, we received a termination order from Lockheed Martin, our prime contractor, and the unfunded backlog was removed. We continue to carry $278,000 of funded backlog as we negotiate termination costs with our prime contractor.

Research and Development

We conduct substantial research and development using both government and company funds. During its early years, Argon Engineering used substantial internal investments to broaden the capabilities of our product line, as customer-sponsored research was not sufficient to fund these activities. During this period, Argon Engineering made focused research and development investments in areas the company deemed critical to its product line development, and used these activities to gain competitive advantage in future programs.

Our current customers are now investing in new technologies required to sustain and improve systems capabilities in a dynamic and increasingly complex threat environment. As a result, our internal investments have shifted to examinations of future technologies and to products of interest to potentially new customers.

Our continued success depends, in a large part, on our ability to develop and deliver new technology, and to apply new technology developed by others to support our customers in meeting their C4ISR mission objectives. Total research and development expenditures incurred by us consist of the following for the fiscal years ended September 30:

	2006	2005	2004
Internal research and development	$6,286,000	$3,992,000	$ 1,301,000
Customer-funded research and development	50,130,000	50,009,000	47,673,000
Total	$56,416,000	$54,001,000	$48,974,000

Competition

Our market is highly competitive and is served by companies of varying size and capability. Large prime contractors who compete against us for C4ISR work include, but are not limited to, Boeing, BAE Systems, General Dynamics, Harris Corporation, L-3 Communications, Lockheed Martin, Northrop Grumman, and Raytheon. Medium size firms in this market include, but are not limited to, Applied Signal Technologies, DRS Technologies, EDO Corporation, and Southwest Research Institute.

The competition for competitive-bid contracts differs from the competition for sole-source contracts. Companies competing for competitive-bid contracts prepare bids and proposals in response to either commercial or government requests and typically compete on price or best value. Potential suppliers compete informally for sole-source contracts through research and development investment and marketing efforts. The principal factors of competition for sole-source contracts include investments in research and development, the ability to respond promptly to government needs, product price relative to performance, quality, and customer support. We believe that we compete effectively with respect to each of the factors upon which competitive and sole-source contracts are awarded.

Environmental

We incurred no material costs in the past two years related to environmental issues.

Employees

Our success is dependent on the skills and dedication of our employees. Our professionals include a mix of experienced professionals and recent college graduates, who combine the vitality of new ideas and the latest technical skills with experience to meet the tremendous challenges posed to a company operating in the rapidly changing security environment facing the U.S. government and its allies today.

As of September 30, 2006, we had approximately 840 employees. Our business requires that a large number of our technical employees obtain security clearances from the U.S. government, which limits the available pool of eligible candidates for such positions to those who can satisfy the prerequisites to obtaining these clearances. Approximately 81% of our staff has security clearances and a majority of our cleared employees hold Top Secret/ Sensitive Compartmented Information (TS/SCI) clearances. Our future success is dependent on attracting, retaining, and motivating qualified key management and technical personnel, whose loss could adversely affect our business materially.

Industry Overview

Government Spending

The defense and intelligence community uses C4ISR systems on a wide and varied range of platforms, settings and locations around the world in order to detect, locate, evaluate, identify and respond to threats to the safety of the United States, its armed services and civilian population. U.S. government spending in our industry is projected to increase as follows:

- *Department of Defense Budgets.* Department of Defense spending, including defense spending for procurement and research and development, is projected to increase from over $440 billion in FY07 to over $504 billion by 2011. Additionally, the U.S. defense budget has been augmented by a number of wartime supplemental appropriations since September 11, 2001, including supplemental appropriations in the amounts of $29.4 billion in 2002, $78.5 billion in 2003, $87.0 billion in 2004, $81.4 billion in 2005 and $65.8 billion in 2006.

- *C4ISR Spending.* The C4ISR market is growing substantially as a result of the events of September 11, 2001, current defense and intelligence operations such as those in the Middle East and the conflict in Iraq, and other defense and intelligence initiatives related to modern threats and warfare. We expect C4ISR spending to continue to increase substantially for the foreseeable future.

Significant Industry Trends

In addition to increased government funding, we expect the following trends to affect spending priorities and C4ISR system development and investment:

- *Changing Communications Intelligence Needs.* Communications Intelligence (COMINT) continues to be the premier source of information for supporting strategic decision makers and tactical commanders. With the transition from a monolithic enemy in the Cold War to the dispersed collection of possible enemies in asymmetric warfare, both the nature of the target and the COMINT requirements have changed. Communications equipment targeted by COMINT systems is no longer limited to long term, state developed, military systems and now is the latest technology readily available in the commercial communications market, (for example, cell phones). Geolocation is no longer limited to the location of major enemy forces and strategic weapons, but now includes an individual or specific computer. These realities of modern defense and security radically change the requirements for a COMINT system. Today's successful COMINT systems and designs must be as dynamic as those found in the commercial communications market reprogrammable within a single mission and accommodating of new technology as it becomes available with minimum impact and costs. Modern COMINT systems need to provide essential information within the tempo of modern warfare. Commanders want to know "what and where" in time to impact decisions with analytical insight added when time and opportunity are available.

- *Electronic Warfare/Information Operations.* Information operations and electronic warfare have never been more important to warfighters and offer powerful new options to commanders. Electronic Attack (EA) is increasingly becoming a weapon of choice for both conflict management and non-lethal attack. We believe the trend towards the weaponization of SIGINT will increase the priority for systems which can offer both traditional ISR and EA. We also expect the need for brute force and smart jamming against Improvised Explosive Devices (IED) to continue to be a critical requirement anywhere the United States has military or civilian personnel in place. We believe the technology foundation of EA systems can impact the IED challenge.

- *Multi-Intelligence Systems Integration.* Dating from the Cold War era, intelligence systems were single discipline (e.g. COMINT) based and stood on their own individual merit. Information and data analysis across disciplines was performed by examining the end conclusions of these single discipline systems. The creditability of any single discipline was frequently assigned based upon user bias or previous experience. Factors such as the need for information inside the decision cycle of today's pace of warfare, ready use and dissemination of information from previously restricted sources, a proliferation of sensors, and improvements in making information available make a compelling case for the integration of information at the first possible opportunity. Warfighters today want "What is it, and where is it?" answered rapidly with clear information integrated from all useful sources. Meeting this demand has a profound impact on ISR system design. Modern ISR systems must develop and present extremely accurate, reliable information in forms that can be readily combined with information from other types of sensors and systems. We expect that the trend of intelligence integration will continue and will have three important effects. First, modern ISR systems must automatically derive intelligence from quickly detectable external signal characteristics and combine this information at the raw observable level. To satisfy this requirement, newer systems must be able to provide geolocational information on all new energy detections. Second, intelligence must be delivered in an actionable form to discreet personal devices in the hands of individual warfighters. Third, we believe the pace of war and volume of intelligence data may result in the need to execute decisions, including the use of lethal force, on the basis of machine-generated information without the benefit of human analysis. These trends will continue to place increasingly difficult demands on the systems accuracy, reliability, and data integrity of ISR systems.

- *Network-Centric Warfare.* The military is rapidly moving towards network-centric warfare, which seeks to deliver the warfighter real-time, executable battlefield information from multiple platforms and sources. Modern warfare requires coordinating multiple ground troops, land vehicles and aircraft (both manned and unmanned), ships and submarines. Network-centric warfare involves shared data, shared sensors, shared tasking and joint operations among multiple combat platforms and personnel and requires increasingly sophisticated, complementary and flexible C4ISR systems.

- *Personnel Protection.* The conflict in Iraq has highlighted the need for personnel protection against the improvised explosive device (IED). IEDs are explosive weapons that are being built, deployed and activated in a variety of non-traditional ways and are difficult to detect or counter. Systems that detect and protect against IEDs are a critical need and require development of advanced sensor and jamming technologies.

- *Outsourcing of Support Services.* A number of factors have converged to create an environment in which government is now outsourcing an increasing percentage of work previously done by the military or government civilians. The trend is pervasive across nearly all functional areas except combat forces. The nature of the work ranges from acquisition management to manning positions in intelligence and analytical operations. A continuing manpower shortage in the military, increasingly complex systems and the need to retrain system operators and maintainers on rapidly changing hardware and software all point to even more outsourcing. The trend enables companies to provide the government with critical services and expertise, while they remain current with operational needs and challenges.

Business Strategies

Our business objective is to grow our business as a leading provider of state-of-the-art C4ISR systems and services across a full range of defense and intelligence platforms. Our strategies for achieving this objective include:

- *Continuing and extending Business with our Current Customers.* We adhere strongly to the belief that "our current customer is our best customer." Our intention is to extend current contracts into additional capabilities and services for our existing customers. Additionally, as new technology is developed or available, we will endeavor to modify existing systems to take advantage of this new technology in the face of dynamic threats.

- *Expanding our Customer Base for our Existing Capabilities.* The software product line and other capabilities constituting our current products could offer additional customers the same compelling advantages experienced by our current customers. We intend to extend our customer set for our current and evolving products and services. We believe the adaptability and flexibility of our SIGINT and other products make them attractive in joint or coalition warfare environments.

- *Developing New Products, Services and Customers.* We believe a combination of our highly-skilled staff and leading edge technology offers opportunities into new markets. In addition, we believe that we have developed a favorable reputation for taking on and solving the most challenging technical and engineering problems. We intend to combine the results of customer funded research with internally funded technology development to develop new customers through focused marketing initiatives led by our internal professional staff, complemented by selective outside experts.

- *Attracting and Developing Highly Skilled Personnel.* Our success depends on the continued contributions of our engineers, system designers and managers. We intend to continue to hire and develop the highly-skilled professionals needed for our work. We seek to recruit exceptional recent college graduates and former key personnel from the intelligence community and Department of Defense. We believe that our management's success in creating and maintaining a challenging and stimulating work environment has contributed to our low engineering staff turnover over the last twelve months. We believe we can continue to attract, develop and retain employees by offering competitive compensation, challenging engineering assignments and opportunities for career and management growth.

- *Leveraging Research and Development into Production Contracts.* Many of our current systems were developed through our research and development activities. Much of our research and development is funded through research and development contracts with the U.S. government. While these contracts are generally small and have lower profit margins, we have often been successful in expanding these activities into full production contracts. We believe our involvement in all stages of a system's life cycle provides us opportunities to be the preferred or sole-source provider for certain systems. We intend to continue to identify and pursue programs where we can expand research and development efforts into full production contracts.

- *Migrating our Multi-Intelligence Capabilities to Additional Platforms.* Defense and intelligence customers now require C4ISR systems that integrate multiple intelligence gathering and processing capabilities. Our multi-intelligence systems have combined communications and electronic intelligence capabilities on ships, submarines and aircraft, and have combined radar and infra-red sensor capabilities for border patrols. We believe our experience and capabilities position us to win contracts to develop and produce multi-intelligence systems.

- *Expanding our Role in Providing Support Services.* We plan to build on the expertise developed from supporting and servicing our rapidly expanding inventory of deployed systems, by providing those same services to similar systems. Our current infrastructure can be adapted to meet the growing requirements created by the government trend to outsource key engineering and support services.

ITEM 1A. BUSINESS RISKS

Our future performance is subject to a variety of risks. If any of the following risks actually occurs, our business could be harmed and the trading price of our common stock could decline. In addition to the following risk factors, please refer to the other information contained in this report, including the historical consolidated financial statements and related notes.

Risks Related to Our Business and Operations

We rely heavily on sales to the U.S. government, particularly to agencies of the Department of Defense.

Historically, a significant portion of our sales have been to the U.S. government and its agencies. Sales to the U.S. government, either as a prime contractor or subcontractor, represented approximately 90% and 89% of our revenues for fiscal years ended September 30, 2006 and September 30, 2005, respectively. The Department of Defense, our principal U.S. government customer, accounted for approximately 90% and 89% of our revenues for fiscal years ended September 30, 2006 and September 30, 2005, respectively. In addition, approximately 59% of our revenues for the fiscal year ended September 30, 2006 and approximately 69% of our revenues for the fiscal year ended September 30, 2005 were derived from agencies and commands of the U.S. Navy within the Department of Defense. We expect that U.S. government sales, particularly Department of Defense sales, will continue to constitute a significant majority of our revenue for the foreseeable future. The funding of U.S. government programs is dependent on Congressional appropriations and administrative allotment of funds and is subject to uncertain future funding levels that can result in the extension or termination of programs. Our business is also highly sensitive to changes in national and international priorities and U.S. government budgets. The continuing war on terrorism may positively or adversely affect funding for our programs or result in changes in U.S. government programs or spending priorities. A shift in government defense or intelligence spending to other programs in which we are not involved or a reduction in government defense or intelligence spending generally could adversely affect our operating results.

U.S. government contracts are generally not fully funded at inception, and funding may be terminated or reduced at any time.

We act as a prime contractor or subcontractor for many different U.S. government programs. Department of Defense and intelligence contracts typically involve long lead times for design and development, and are subject to significant changes in contract scheduling. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenues attributable to that program.

Many of our government contracts span one or more base years with multiple option terms. Government agencies generally have the right not to exercise these option terms. If an option term on a contract is not exercised, we will not be able to recognize the full value of the contract awarded. Our backlog as of September 30, 2006 was $225.2 million, of which $162.8 million was funded. We exclude from backlog unexercised options on contracts. Our backlog includes orders under awards that in some cases extend several years, with the latest expiring in 2010. The actual receipt of revenues on awards included in backlog may never occur or may change because a program schedule could change or the program could be canceled, or a contract could be reduced, modified, or terminated early.

From time to time, we depend on revenues from a few significant contracts, and any loss or cancellation of, or any reduction or delay in, any of these contracts could significantly harm our business.

From time to time, including recent periods, we have derived a significant portion of our revenue from one or more individual contracts that could be terminated by the customer at the customer's discretion. Our top three production programs accounted for approximately 25%, 39% and 60% of our revenue for fiscal years ended September 30, 2006, 2005 and 2004, respectively. In the future, we may enter into one or more contracts that will constitute a significant portion of our revenue during the period of contract performance. If any of our current significant contracts or significant contracts we enter into in the future were terminated or our work under those contracts were decreased, our revenues and net income could significantly decline. Our success will depend on our continued ability to develop and manage relationships with significant customers. There is no assurance that we will be able to diversify our customer base and curtail revenue concentration in the near future, if at all. The markets in which we sell our products are dominated by a relatively small number of governmental agencies and allies of the U.S. government, thereby limiting the number of potential customers. Our dependence on large orders from a relatively small number of customers makes our relationship with each customer critical to our business. We cannot be sure that we will be able to retain our largest customers, that we will be able to attract additional customers, or that our customers will continue to buy our systems and services in the same volume as in prior years. In addition, many of our contracts with the U.S. government contain provisions that allow the government to terminate or modify the terms of the contract, including solely at the government's convenience. The loss of one or more of our largest customers, any reduction or delay in sales to these customers, our inability to successfully develop relationships with additional customers, or future price concessions that we may have to make could significantly harm our business.

Our U.S. government contracts generally may be terminated at the government's convenience or for our default.

Generally, U.S. government contracts contain provisions permitting termination, in whole or in part, at the government's convenience or for contractor default. If a contract is terminated at the convenience of the government, a contractor is entitled to receive payments for its allowable costs and, in general, the proportionate share of fees or earnings for the work completed. Contracts which are terminated for default generally provide that the government only pays for the work it has accepted and may require the contractor to pay for the incremental cost of reprocurement and may hold the contractor liable for damages. As a substantial majority of our revenues are dependent on the procurement, performance and payment under our U.S. government contracts, the termination of one or more critical government contracts could have a negative impact on our results of operations and financial condition. Termination arising out of our default could expose us to liability and have a material adverse effect on our ability to re-compete for future contracts and orders.

As a U.S. government contractor, we are subject to a number of procurement rules and regulations with respect to negotiated contracts.

We must comply with and are affected by laws and regulations relating to the formation, administration and performance of U.S. government contracts, including but not limited to the Federal Acquisition Regulations. These laws and regulations, among other things:

- require certification and disclosure of all cost and pricing data in connection with contract negotiations;
- impose accounting rules that define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. government contracts; and
- restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

These laws and regulations affect how we do business with our domestic as well as international customers and, in some instances, impose added costs on our business. A violation of specific laws and regulations could result in the imposition of fines and penalties, the termination of our contracts, and suspension or debarment, for cause, from U.S. government contracting or subcontracting for a period of time.

Our U.S. government contracts contain provisions that may be unfavorable to us.

Our U.S. government contracts contain provisions and are subject to laws and regulations that give the government rights and remedies not typically found in commercial contracts, including rights and remedies that:

- allow the government to unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

- reduce the value of existing contracts;
- issue modifications to a contract;
- control and potentially prohibit the export of our products and services and associated materials; and
- claim rights in products and systems produced by us.

If any of these contract provisions are enforced by our customers, our financial condition and operating results could be materially adversely affected.

Our business could be adversely affected by a negative audit by the U.S. government.

U.S. government agencies, including the Defense Contract Audit Agency, routinely audit and investigate government prime contractors and subcontractors. These agencies review a contractor's performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The U.S. government also may review the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. Audits for costs incurred on our work performed after fiscal year 2001 have not yet been completed. If an audit conducted on our business uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government. In addition, we could suffer serious harm to our reputation if allegations of impropriety or illegal acts were made against us.

Our senior management is important to our customer relationships and overall business.

We believe that our success depends in part on the continued contributions of our senior management. We rely on our executive officers and senior management to generate business and execute programs successfully. In addition, the relationships and reputation that members of our management team have established and maintain with government defense and intelligence personnel contribute to our ability to maintain good customer relations and to identify new business opportunities. We do not have employment agreements with any of our executive officers, and these officers could terminate their employment with us at any time. The loss of any of our executive officers or members of our senior management could impair our ability to identify and secure new contracts and otherwise manage our business.

We must recruit and retain highly skilled employees to succeed in our competitive and labor-intensive business.

We believe that an integral part of our success is our ability to provide employees who have advanced engineering, information technology and technical services skills and who work well with our customers in a government and defense-related environment. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain our competitiveness and grow our business could be negatively affected. In addition, some of our contracts contain provisions requiring us to staff a program with certain personnel the customer considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the customer may terminate the contract, and we may not be able to recover our costs in the event the contract is terminated.

Our business is dependent upon our employees obtaining and maintaining required security clearances.

Many of our U.S. government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility security clearances complying with Department of

Defense requirements. The Department of Defense and intelligence community have strict security clearance requirements for personnel who work on classified programs. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain security clearances in a timely manner, or at all, or if our employees who hold security clearances are unable to maintain the clearances or terminate employment with us, the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively rebid on expiring contracts.

Cost over-runs on our contracts could subject us to losses or adversely affect our future business.

Under fixed-price contracts, we receive a fixed amount irrespective of the actual costs we incur and, consequently, we absorb any costs in excess of the fixed amount. Fixed-price contracts represented approximately 65% and 79% of our revenues for the fiscal years ended September 30, 2006 and September 30, 2005, respectively. Under time and materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. Under cost reimbursable contracts, which are subject to a contract ceiling amount, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. However, if our costs exceed the contract ceiling or are not allowable under the provisions of the contract or applicable regulations, we may not be able to obtain reimbursement for all such costs. Under each type of contract, if we are unable to control costs we incur in performing under the contract, our financial condition and operating results could be materially adversely affected. Cost over-runs also may adversely affect our ability to sustain existing programs and obtain future contract awards. See "— Government Contracts — Government Contract Categories" above.

Our quarterly operating results may vary widely.

Our quarterly revenues and operating results may fluctuate significantly in the future. A number of factors cause our revenues, cash flow and operating results to vary from quarter to quarter, including:

- fluctuations in revenues derived from fixed-price contracts and contracts with a performance-based fee structure;
- commencement, completion or termination of contracts during any particular quarter;
- changes in Congress and Presidential administrations and senior U.S. government officials that affect the timing of technology procurement;
- changes in policy or budgetary measures that adversely affect government contracts in general; and
- increased purchase requests from customers for equipment and materials in connection with the U.S. government's fiscal year end, which may affect our fiscal fourth quarter operating results.

Changes in the volume of services provided under existing contracts and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flow from operations because a relatively large amount of our expenses are fixed. We incur significant operating expenses during the start-up and early stages of large contracts and typically do not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when contracts expire or are terminated or are not renewed. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures of governmental budgets to gain Congressional and Presidential administration approval in a timely manner.

Our earnings and profit margins may vary based on the mix of our contracts and programs and other factors related to our contracts.

In general, we perform our developmental work under cost reimbursable and fixed-price development contracts and our production work under fixed-price production contracts. See "— Government Contracts — Government Contract Categories" above. We typically experience lower profit margins under cost reimbursable and fixed-price development contracts than under fixed-price production contracts. In general, if the volume of services we perform under cost reimbursable and fixed-price development contracts increases in proportion to the volume of services we perform under fixed-price production contracts, our operating results may suffer. In addition, our earnings and margins may vary materially depending on the costs we incur in contract performance, our achievement of other contract performance objectives and the stage of our performance at which our right to receive fees, particularly under incentive and award-fee contracts, is finally determined.

We derive significant revenues from contracts awarded through a competitive bidding process.

We derive significant revenues from U.S. government contracts that were awarded through a competitive bidding process. Revenues from competitive-bid contracts constituted approximately 49% and 46% of our revenues for the fiscal years ended September 30, 2006 and September 30, 2005, respectively. Much of the business that we expect to seek in the foreseeable future likely will be awarded through competitive bidding. Competitive bidding presents a number of risks, including:

- the need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost over-runs;
- the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us;
- the need to accurately estimate the resources and cost structure that will be required to service any contract we are awarded; and
- the expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

We may not be provided the opportunity to bid on contracts that are held by other companies and are scheduled to expire if the government determines to extend the existing contract. If we are unable to win particular contracts that are awarded through a competitive bidding process, we may not be able to operate in the market for services that are provided under those contracts for a number of years. If we are unable to consistently win new contract awards over any extended period, our business and prospects will be adversely affected.

We face competition from other firms, many of which have substantially greater resources.

We operate in highly competitive markets and generally encounter intense competition to win contracts. We compete with many other firms, ranging from smaller specialized and medium-sized firms such as Applied Signal Technologies, DRS Technologies, EDO Corporation and Southwest Research Institute, to large diversified firms such as Boeing, BAE Systems, General Dynamics, Harris Corporation, L-3 Communications, Lockheed Martin, Northrop Grumman and Raytheon, many of which have substantially greater financial, management and marketing resources than we have. Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past contract performance, geographic presence, price and the availability of key professional personnel. In order to successfully secure contracts when competing with larger, well-financed companies, we may be forced to agree to contractual terms which provide for lower aggregate payments to us over the life of the contract, which could adversely affect our margins. In addition, larger diversified competitors serving as prime contractors may be able to supply underlying products and services from affiliated entities, which would prevent us from competing for subcontracting opportunities on these contracts. Our failure to compete effectively with respect to any of these or other factors could have a material adverse effect on our business, prospects, financial condition or operating results. In addition, our competitors have established or may establish relationships among themselves or with third parties to increase their ability to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge. See "— Competition" above.

Our business depends upon our relationships with, and the performance of, our prime contractors.

Revenues from contracts in which we acted as a subcontractor to other contractors represented 26% and 22% of our revenues for the fiscal years ended September 30, 2006 and September 30, 2005, respectively. Of our $225.2 million total backlog as of September 30, 2006, approximately 14% represented work to be performed by us as a subcontractor, and we expect to continue to depend on relationships with other contractors for a substantial portion of our revenues in the foreseeable future. Our business, prospects, financial condition or operating results could be adversely affected if other contractors eliminate or reduce their subcontracts or joint venture relationships with us, either because they choose to establish relationships with our competitors or because they choose to directly offer services that compete with our business, or if the government terminates or reduces these other contractors' programs or does not award them new contracts.

In addition, on those contracts for which we are not the prime contractor, the U.S. government could terminate a prime contract under which we are a subcontractor, irrespective of the quality of our performance as a subcontractor. A prime contractor's performance deficiencies could adversely affect our status as a subcontractor on the program, jeopardize our ability to collect award or incentive fees, cause customers to delay payments, and result in contract termination.

If our subcontractors or suppliers fail to perform their contractual obligations, our contract performance and our ability to obtain future business could be materially and adversely affected.

Many of our contracts involve subcontracts with other companies upon which we rely to perform a portion of the services we must provide to our customers. There is a risk that we may have disputes with our subcontractors, including disputes regarding the quality and timeliness of the work performed, customer concerns about a subcontractor's performance, our failure to extend existing task orders or issue new task orders under a subcontract or our hiring of a subcontractor's personnel. A failure by one or more of our subcontractors to timely provide the agreed-upon supplies or perform the agreed-upon services may materially and adversely affect our ability to perform our obligations as the prime contractor. Subcontractor performance deficiencies could result in a customer terminating our contract for default. A default termination could expose us to liability, damage our reputation, distract management's attention from the operation of our business and have a material adverse effect on our ability to compete for future contracts and orders. In addition, a delay in our ability to obtain components and equipment parts from our suppliers may affect our ability to meet our customers' needs and may have an adverse effect upon our profitability.

Our employees or subcontractors may engage in misconduct or other improper activities.

We are exposed to the risk that employee fraud or other misconduct could occur. In addition, from time to time, we enter into arrangements with subcontractors to bid on and execute particular contracts or programs and we are exposed to the risk that fraud or other misconduct or improper activities by subcontractor personnel may occur. Misconduct by our employees or subcontractors could include intentional failures to comply with federal laws, federal government procurement regulations or the terms of contracts that we receive. Misconduct by our employees or subcontractors could also involve the improper collection, handling or use of our customers' sensitive or classified information, which could result in regulatory sanctions and serious harm to our reputation. As a result of employee or subcontractor misconduct, we could face fines and penalties, loss of security clearance, suspension and/or debarment from performing U.S. government contracts. It is not always possible to deter misconduct by employees or subcontractors. The precautions we take to prevent and detect such activity may not be effective in controlling unknown or unmanaged risks or losses and such misconduct by employees or subcontractors could result in serious civil or criminal penalties or sanctions and greatly harm our reputation.

If we are unable to manage our growth, our business could be adversely affected.

During the five fiscal years ended September 30, 2006, our revenues increased at a compounded annual growth rate of 44.3%. Sustaining our growth has placed significant demands on our management, as well as our administrative, operational and financial resources. For us to continue our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. If we are unable to manage our growth while maintaining our quality of service and profit margins, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, our business, prospects, financial condition or operating results could be adversely affected.

Our international business poses potentially greater risks than our domestic business.

International sales represented approximately 10% and 11% of our revenues for the fiscal years ended September 30, 2006 and September 30, 2005, respectively. Our international business tends to have more risk than our domestic business due to the greater potential for changes in foreign economic and political environments. Our international business is also highly sensitive to changes in foreign national priorities and government budgets. International transactions frequently involve increased financial and legal risks arising from stringent contractual terms and conditions and the widely differing legal systems and customs in foreign countries.

We may not be able to receive or retain the necessary licenses or authorizations required to sell our systems and provide services overseas.

U.S. government licenses and approvals are required for us to export and sell almost all of the products and services involved in our activities with foreign governments. With respect to sales of defense-related products to foreign governments, the U.S. government's executive branch must notify Congress at least 15 to 30 days, depending on the location of the sale, prior to authorizing these sales. During this time, Congress may take action to block the proposed sale. We cannot be sure of our ability to obtain any licenses required to export our systems or to receive authorization from the executive branch for sales to foreign governments. Failure to receive required licenses or authorization would hinder our ability to sell our systems outside of the United States.

Our systems and products may be rendered obsolete if we are unable to adapt to the rapid technological changes in our industry.

The rapid development of technology in the defense and intelligence industry, as well as rapidly changing demands for new or different technologies in reaction to government defense and technology needs, continually affect system designs and product applications and may directly impact the performance of our systems and products. We may not be able to successfully maintain or improve the effectiveness of our existing systems, identify new opportunities, or continue to have the necessary financial resources to design and develop new systems or products in a timely and cost-effective manner. In addition, systems or products manufactured by others may render our products and systems obsolete or non-competitive. If any of these events occur, our business, prospects, financial condition and operating results will be materially and adversely affected.

We rely on a limited number of suppliers and manufacturers for specific components, and if our supplies are interrupted, we may not be able to obtain substitute suppliers and manufacturers on terms that are as favorable to us.

Although we generally use standard parts and components for our systems, we rely on non-affiliated suppliers for certain components that are incorporated in all of our systems. If these suppliers or manufacturers experience financial, operational, manufacturing capacity or quality assurance difficulties, or if there is any other disruption in our relationships, we will be required to quickly locate alternative sources of supply. Our inability to obtain sufficient quantities of these components, if and as required in the future entails a number of risks, including:

- delays in delivery or shortages in components could interrupt and delay production and result in cancellations of orders for our systems;
- alternative suppliers could increase component prices significantly; and

- we may not be able to develop alternative sources for the components.

Our system design and development activities rely on extensive use of advanced components for hardware and software.

Our system design and development activities rely on extensive use of purchased hardware components and software. The hardware we generally use includes receivers, analog converters, antennas, radio frequency distribution systems, servers and disk drives, as well as piece parts for specified purpose design. If any of the hardware we use becomes obsolete prematurely or fails to perform as expected, we would have to find replacement hardware, and that could result in added expenses, schedule or delivery delays and customer dissatisfaction.

Software utilized by us consists generally of widely used commercial software products and more specific use software licensed from other companies. Widely used commercial software is generally upgraded frequently. If our customers do not agree to regular upgrades of the systems we provide using this software, the systems may become obsolete and could result in customer dissatisfaction and cancellation or non-renewal of orders. In the event that we lose access to the more specific use software due to a dispute with the licensor or other reasons, we would have to find a replacement for the software containing the necessary functionality, which could result in unplanned expenses, system problems and customer dissatisfaction.

Our future success will depend in part on our ability to meet the changing needs of our customers.

Virtually all of the systems designed and sold by us are highly engineered and require sophisticated design, software implementation and system integration techniques and capabilities. The system and program needs of our government customers regularly change and evolve. There is no assurance that we will at all times have at our disposal the engineering, technical and manufacturing capabilities necessary to meet these evolving needs.

We may be liable for system and service failures.

We design, implement and maintain communications and information technology systems that are often critical to our customers' operations, including the operations of government defense and intelligence agencies and their personnel. We have experienced and may in the future experience some system and service failures, schedule or delivery delays and other problems in connection with our work. If our systems, services, products or other applications have significant defects or errors, are subject to delivery delays or fail to meet customers' expectations, we may:

- lose revenues due to adverse customer reaction;
- be required to provide additional services to a customer at no charge;
- receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain customers; or
- suffer claims for substantial damages.

In addition to any costs resulting from product warranties, contract performance or required corrective action, these failures may result in increased costs or loss of revenues if they result in customers postponing subsequently scheduled work or canceling or failing to renew contracts.

While many of our contracts limit our liability for damages that may arise from negligence in rendering services to customers, we cannot be sure that these contractual provisions will protect us from liability for damages if we are sued. Furthermore, our errors and omissions and product liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of future claims. Successful assertion of any large claim against us could seriously harm our business. Even if not successful, these claims could result in significant legal and other costs, may be a distraction to our management and may harm our reputation in the industry. In certain new business areas, including in the area of homeland security, we may not be able to obtain sufficient indemnification or insurance and may decide not to accept or solicit business in these areas.

Security breaches by us could adversely affect our business.

Many of the programs we support and systems we develop, install and maintain involve managing and protecting information involved in intelligence, national security and other classified government functions. A security breach by us or our employees in the course of our development, production or service activities could cause serious harm to our business, damage our reputation and prevent us from being eligible for further work on critical classified systems for U.S. government customers. Losses that we could incur from such a security breach could exceed the policy limits under our errors and omissions or product liability insurance.

Developing new technologies entails significant risks and uncertainties that may not be covered by indemnity or insurance.

We are exposed to liabilities that are unique to the systems and services we provide. A significant portion of our business relates to designing, developing and manufacturing advanced communications and technology systems and products used in military defense and intelligence systems and products. New technologies are often untested or unproven. In addition, from time to time, we have employees deployed on-site at active military installations or locations. Although indemnification by the U.S. government may be available in some instances for our defense activities, U.S. government indemnification may not be available to cover potential claims or liabilities resulting from a failure of technologies developed by us and deployed in our systems.

Substantial claims resulting from an accident in excess of U.S. government indemnity and our insurance coverage could harm our financial condition and operating results. Moreover, any accident or incident for which we are liable, even if fully insured, could negatively affect our reputation, thereby making it more difficult for us to compete effectively, and could significantly impact the cost and availability of adequate insurance in the future.

Our failure to protect our proprietary technology may adversely affect our business and impair our ability to compete effectively.

Our success and ability to compete is dependent in part on our proprietary technology developed by our highly skilled employees who are experienced in designing and developing complex communications and information technology systems. We rely primarily on trade secrets and confidentiality procedures to protect our proprietary technology. These measures can only provide limited protection. Unauthorized third parties may try to copy or reverse engineer portions of our systems or products or otherwise obtain and use our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology, potentially resulting in a loss of competitive advantage and decreased revenues. Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and the laws of some foreign countries may not be as protective of intellectual property rights as those in the U.S. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology, which could harm our competitive position and our results of operations.

The U.S. government's right to use technology developed by us limits our intellectual property rights.

We do not have the right to prohibit the U.S. government from using certain technologies developed by us or to prohibit third parties, including our competitors, from using those technologies to provide products and services at the request of the U.S. government. The U.S. government has the right to royalty-free use of technologies that we have developed under U.S. government contracts. We are free to commercially exploit those government funded technologies and may assert our intellectual property rights to seek to block other non-government users thereof, but we cannot assure you that we could successfully do so.

We may be affected by intellectual property infringement claims.

Our business operations rely extensively on procuring and deploying intellectual property. Our employees develop some of the software solutions and other forms of intellectual property that we use to provide information products and solutions to our customers, but we also license a significant amount of the technology used in our business from primary vendors. We may in the future be subject to claims from our employees or third parties who assert that software solutions and other forms of intellectual property that we use in delivering services and solutions to our customers infringe upon the intellectual property rights of such employees or third parties. If our vendors, employees or third parties assert claims that we or our customers are infringing on their intellectual property, we could incur substantial costs to defend these claims and management's attention could be diverted from the operation of our business. In addition, if any of these infringement claims are ultimately successful, we could be required to:

- cease selling or using products or services that incorporate the challenged software or technology;
- obtain a license or additional licenses involving additional costs for use; or
- redesign systems and products that rely on the challenged software or technology.

Risks Related to Accounting Matters and Our Internal Control over Financial Reporting

If we fail to comply with requirements relating to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, our business could be harmed and our stock price could decline.

Rules adopted by the Securities and Exchange Commission pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require us to assess our internal control over financial reporting annually, and require our independent registered public accounting firm to issue an attestation report on our management's assessment thereof. The rules governing the standards that must be met for management to assess our internal control over financial reporting as effective are complex, and require significant documentation, testing, and possible remediation of any significant deficiencies and/or material weaknesses of our internal controls to meet the detailed standards under these rules. We have evaluated our internal control over financial reporting as effective as of September 30, 2006, and our independent registered public accountants have audited our assessment and issued their attestation report thereon in conformity with our evaluation. See Item 9A – Controls and Procedures – Management's Report on Internal Control Over Financial Reporting. Although we have evaluated our internal controls as effective as of September 30, 2006, we may encounter unanticipated delays or problems in assessing our internal controls as effective or in completing our assessment by the required date in future fiscal years. In addition, we cannot assure you that our independent registered public accountants will attest our internal controls as effective in future fiscal years. If we cannot assess our internal controls as effective, and/or if our independent registered public accounting firm is unable to provide an unqualified attestation report on such assessment of our internal control over financial reporting, investor confidence and share value may be negatively impacted.

We have incurred substantial operating costs in connection with the completion of our implementation and assessment and the auditor attestation under Section 404 of the Sarbanes-Oxley Act with respect to each of our fiscal years 2006 and 2005, and we expect to incur substantial operating expenses in meeting the requirements relating to internal control over financial reporting in the future. In addition, no assurance can be made that the operating expenses with respect to internal controls compliance we actually incur in the future will not exceed management's expectations.

We may incur material goodwill impairment charges related to mergers and acquisitions.

We have recognized goodwill of $148,719,000 in connection with mergers and acquisitions as of September 30, 2006. In accordance with accounting rules, the goodwill is reviewed annually unless circumstances or events indicate that an impairment test should be performed sooner to determine if there has been any impairment to its value. The review for impairment is based on several factors requiring judgment. Principally, a decrease in expected reporting unit cash flow or change in market conditions may indicate potential impairment of recorded goodwill. We performed the test during the fourth quarter of fiscal year 2006 and found no impairment to the carrying value of goodwill.

We may be required to reduce our profit margins on contracts on which we use the percentage-of-completion accounting method.

We record sales and profits on many of our contracts using the percentage-of-completion method of accounting. As a result, revisions made to our estimates of sales and profits are recorded in the period in which the conditions that require such revisions become known and can be estimated. Although we believe that our profit margins are fairly stated and that adequate provisions for losses for our fixed-price contracts are recorded in our financial statements, as required under U.S. generally accepted accounting principles, we cannot assure you that our contract profit margins will not decrease or our loss provisions will not increase materially in the future.

Risks Related to Acquisitions

We intend to pursue selective acquisitions, which may prove difficult in the current acquisition environment for defense and intelligence businesses.

One of our key growth strategies is to pursue selective acquisitions. Since October 1, 2005, we have acquired Radix Technologies, Inc., San Diego Research Center, Inc. (SDRC) and Innovative Research, Ideas and Services Corporation (IRIS) as well as certain assets of ProDesign Solutions LLC and we intend to pursue additional strategic acquisitions in the future. See "—Recent Developments" above and Note 2 to our consolidated financial statements included in this report. Current valuations for businesses in the government, defense and intelligence sectors in which we operate are at historically high levels, and there is intense competition from government contractors of all types and sizes, commercial information technology providers, special purpose acquisition companies and private equity firms for acquisition candidates operating in these sectors. In addition, we intend to seek to acquire businesses with specialized technology capabilities and products that complement or expand our existing capabilities and products, businesses that expand our relationships with existing customers and businesses that offer us opportunities to diversify or expand our customer base. These types of businesses are especially in demand in the current acquisition market, and other prospective purchasers who have substantially greater resources than we do may offer to acquire such businesses upon such economic terms that are hard for us to match. We may not be able to identify and execute suitable acquisitions in the future on terms that are favorable to us, or at all.

Acquisitions involve costs and other risks, and may not have the benefits we expect.

In connection with acquisitions we make, we may incur significant acquisition expenses as well as amortization expenses related to intangible assets. We also may incur significant write-offs for impairment of goodwill associated with companies, businesses or technologies that we acquire. Our operating results could be adversely affected by these expenses and write-offs. Moreover, any acquisition could involve other risks, including:

- diversion of management's attention from existing operations;
- potential loss of key employees or customers of acquired companies;
- exposure to unforeseen liabilities of acquired companies; and
- financial reporting irregularities as a result of deficient internal controls and disclosure controls and procedures of acquired companies.

In addition, the success of our acquisition strategy will depend upon our ability to successfully integrate any businesses we may acquire in the future. The integration of these businesses into our operations may result in unforeseen events or operating difficulties, absorb significant management attention and require significant financial resources that would otherwise be available for the ongoing development of our business. These integration difficulties could include:

- the integration of personnel with disparate business backgrounds;

- the transition to new information systems;
- the coordination of geographically dispersed organizations;
- the reconciliation of different corporate cultures; and
- the synchronization of disclosure and financial reporting controls of acquired companies with our controls and, where applicable, improvement of the acquired company's controls.

Since we have surpassed the 750 employee size standard eligibility for new awards under the Small Business Innovative Research (SBIR) program, any "small business" company we acquire will likely lose its eligibility to bid on new SBIR contracts once it is acquired by us. For these or other reasons, we may be unable to retain key customers of acquired companies or to retain or renew contracts of acquired companies. Moreover, any acquired business may fail to generate the revenue or net income we expected or produce the efficiencies or cost-savings that we anticipated. Any of these outcomes could materially adversely affect our operating results.

Acquisitions may require us to incur debt or issue dilutive equity.

Our acquisition strategy may require us to incur debt or sell equity, resulting in additional leverage or dilution of ownership. Any debt we would incur to finance acquisitions would likely involve restrictions on our operations and require us to maintain certain financial ratios and secure the debt with our assets, such as accounts receivable.

Risks Related to Ownership of Our Common Stock

Our management, whose interests may not be aligned with yours, is able to control the vote on all matters requiring stockholder approval.

As of December 4, 2006 our executive officers (Terry L. Collins, Victor F. Sellier, Thomas E. Murdock, S. Kent Rockwell, Kerry M. Rowe, W. Joseph Carlin and Robert S. Tamaru) collectively held approximately 41% of our total outstanding shares of common stock. Accordingly, our executive officers as a group will continue to control the vote on all matters requiring stockholder approval, including the election of directors. The interests of our executive officers may not be fully aligned with yours. Although there is no agreement among our executive officers with respect to the voting of their shares, this concentration of ownership may delay, defer or even prevent a change in control of our company, and make transactions more difficult or impossible without the support of all or some of our executive officers. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We conduct a major portion of our operations at our headquarters located at 12701 Fair Lakes Circle, Fairfax, VA 22033. This is a 10 story building in a mixed use office park that includes commercial, residential, and retail properties. Our leased space encompasses 164,000 square feet of the 253,000 square feet available in the building. This space includes appropriately constructed office, laboratory and meeting areas suitable for our classified and unclassified government work. The base lease for 100,000 square feet extends until March 2009 and has two 5-year options. The lease for the remaining 64,000 square feet extends until May 31, 2009.

We believe that our leased facilities are suitable for the operations we have in each of them. Each facility is well maintained and capable of supporting higher levels of revenue. In addition, provisions in our headquarters lease give us opportunities for additional space should our growth require facilities expansion. The table below sets forth certain information about our principal facilities.

Address	Estimated Square Feet	Lease Term	Description	Principal Activity
12701 Fair Lakes Circle Fairfax, VA 22033	164,000	Leased, Expiration Date: 5/31/2009	Multifloor tenant in ten-story office building.	Engineering/ Administration
8419 Terminal Road Newington, VA 22122	67,220	Leased, Expiration Date: 6/30/2014	Two one-story and one partial two-story adjacent block buildings in an industrial park.	Engineering/ Production/ Administration
300 Parkland Plaza Ann Arbor, MI 48106	12,419	Leased, Expiration Date: 11/30/2008	One-story facility in a research park.	Engineering/ Production/ Administration
4220 Varsity Drive, Suite E Ann Arbor, MI 48108	10,845	Leased, Expiration Date: 11/30/2007	One-story facility.	Engineering
800 Calle Plano Camarillo, CA 93012	8,802	Leased, Expiration Date: 1/31/2007	One-story facility in an industrial park.	Engineering/ Production/ Administration
12600 Challenger Parkway Suite 125 Orlando, FL 32826	13,281	Leased, Expiration Date: 12/31/2011	One-story facility.	Engineering/ Production
90 Laurel View Drive Smithfield, PA 15478	60,000	Leased, Expiration Date: 9/15/2013	One-story facility.	Engineering/ Production/ Administration
1386-1390 Connellsville Rd Lemont Furnace, PA 15456	40,000	Leased, Expiration Date: 4/1/2014	One-story facility.	Engineering/ Production
329 North Bernardo Ave Mountain View, CA 94043	26,328	Leased, Expiration Date: 10/31/2010	One-story facility.	Engineering/ Production
6730 Mesa Ridge Road San Diego, CA 92121	19,719	Leased, Expiration Date:	One-story facility.	Engineering/ Administration

		6/30/2010		
6696 Mesa Ridge Road San Diego, CA 92121	20,220	Leased, Expiration Date: 8/31/2010	One-story facility.	Engineering/ Administration
435B & 437B Carlisle Drive Herndon, VA 20170	2,580	Leased, Expiration Date: 4/30/2007	Office suite in multi-tenant facility	Engineering
5545 Fredericksburg Road Suite 240 San Antonio, TX 78229	706	Leased, Expiration Date: 7/31/2008	Office suite in multi-tenant facility	Engineering/ Administration
4835 University Square Huntsville, AL 35816	1,803	Leased, Expiration Date: 9/30/2008	Office suite in multi-tenant facility	Engineering/ Administration

ITEM 3. LEGAL PROCEEDINGS

We are not party to any material legal proceedings. We are subject to litigation from time to time, in the ordinary course of business including, but not limited to, allegations of wrongful termination or discrimination.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of our fiscal year ended September 30, 2006.

SUPPLEMENTAL ITEM. EXECUTIVE OFFICERS OF THE REGISTRANT

The following is a list of our executive officers, including their names, ages and offices held, as of December 4, 2006.

Name	Age	Position with Registrant
Terry L. Collins, Ph.D.	61	Chairman of the Board, Chief Executive Officer and President
S. Kent Rockwell	62	Vice Chairman of the Board and Vice President, Corporate Development
Victor F. Sellier	57	Vice President, Business Operations, Chief Financial Officer and Treasurer
Thomas E. Murdock	64	Vice President, Strategic Program Development
Kerry M. Rowe	47	Vice President, Chief Operating Officer
W. Joseph Carlin	43	Vice President, Information Dominance
Robert S. Tamaru	51	Vice President, Technology and Strategic Development

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market under the symbol "STST."

The following table sets forth the range of high and low actual sales prices of our common stock for the periods indicated.

	High	Low
Fiscal 2006		
Fourth Quarter	$28.38	$20.95
Third Quarter	35.45	25.08
Second Quarter	34.06	27.07
First Quarter	32.38	25.64
Fiscal 2005		
Fourth Quarter	$36.72	$28.08
Third Quarter	37.00	25.32
Second Quarter	38.39	31.76
First Quarter	37.35	22.65

There were 527 record holders of our common stock on December 4, 2006. On December 4, 2006, the last reported sale price of our common stock on the NASDAQ Global Select Market was $22.75 per share.

Dividend Policy

During the fiscal year ended September 30, 2004, prior to the merger of Argon Engineering and Sensytech, Argon Engineering paid dividends to its shareholders of $7,851,000. Prior to the merger of Argon Engineering and Sensytech, Sensytech never paid cash dividends on its common stock. Subsequent to the merger, we have not paid cash dividends on our common stock.

For the foreseeable future, we intend to retain earnings to reinvest for future operations and growth of our business and do not anticipate paying any cash dividends on our common stock. However our board of directors, in its discretion, may decide to declare a dividend at an appropriate time in the future. A decision to pay a dividend would depend, among other factors, upon our results of operations, financial condition and cash requirements and the terms of our credit facility and other financing agreements at the time such a payment is considered.

Equity Compensation Plan Information

Set forth below is information as of September 30, 2006 regarding our equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance (c)
Equity compensation plans approved by security holders	869,350	$23.139	987,160
Equity compensation plans not approved by security holders [(1)]	989,738	$7.444	-
Total	1,859,088	$14.783	987,160

(1) Consists entirely of shares of common stock issuable upon exercise of options under the Argon Engineering Associates, Inc. Stock Plan. There will be no further options or common stock granted under this plan.

The Argon Engineering Associates, Inc. Stock Plan (the "Plan") provided for the for the issuance of incentive and non-statutory stock options and restricted stock to eligible employees of Argon Engineering and its affiliates. As a result of the merger of Argon Engineering and Sensytech, each outstanding option to purchase Argon Engineering common stock under the Plan was converted into an option to purchase our common stock, with the number of shares able to be purchased and the exercise price adjusted in accordance with the merger exchange ratio. No acceleration of vesting of options under the Plan occurred in connection with the merger. As a result of the merger, the Plan covers 6,240,000 shares of common stock; however, the Plan has been frozen as of September 29, 2004 and no additional awards will be granted under the Plan subsequent to that date. The only participants in the Plan are those employees who received awards prior to September 29, 2004.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth the selected statement of earnings data and balance sheet data for each of the periods indicated. The selected financial data for the years ended September 30, 2006, 2005, 2004, 2003, and 2002 are derived from our audited consolidated financial statements and related notes.

The selected financial data presented below should be read in conjunction with our consolidated financial statements and the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

On September 29, 2004, a wholly-owned subsidiary of Sensytech merged with and into Argon Engineering. While Sensytech was the legal acquirer, the acquisition was accounted for as a reverse acquisition, whereby Argon Engineering was deemed to have acquired Sensytech for financial reporting purposes. Consistent with the reverse acquisition accounting treatment, the historical financial statements presented for periods prior to the acquisition date are the statements of Argon Engineering except for stockholders' equity which has been retroactively restated for the equivalent number of shares of the legal acquirer. The operations of the former Sensytech businesses have been included in the financial statements from the date of acquisition. Please refer to Note 2 of the consolidated financial statements included in this report.

The selected financial data for September 30, 2004, 2003 and 2002 reflect the results from operations of Argon Engineering. Balance sheet and backlog data include Sensytech as of September 30, 2004, while results from operations include Sensystech from September 29, 2004, the date of the merger.

	Years Ended September 30				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Contract revenues	$ 258,835	$271,754	$129,184	$ 79,349	$ 61,759
Cost of revenues	206,023	222,792	107,307	65,271	51,034
General and adminstrative expenses	22,212	14,578	5,905	5,844	5,181
Income from operations	30,600	34,384	15,972	8,234	5,544
Other income, net	1,180	698	154	31	62
Income before income taxes	31,780	35,082	16,126	8,265	5,606
Provision for income taxes	(12,385)	(13,301)	(6,177)	(2,696)	(2,021)
Net income	$ 19,395	$ 21,781	$ 9,949	$ 5,569	$ 3,585
Earnings per share					
Basic	$ 0.90	$ 1.10	$ 0.81	$ 0.47	$ 0.32
Diluted	$ 0.87	$ 1.06	$ 0.74	$ 0.44	$ 0.29

	Years Ended September 30				
	2006	2005	2004	2003	2002
	(In thousands)				
Balance sheet data					
Cash and cash equivalents	$ 33,498	$ 4,064	$ 29,732	$ 4,100	$ 5,231
Total assets	$ 313,531	$249,834	$221,741	$ 23,736	$ 20,090
Total debt	$ 86	$ 11,138	$ 282	$ 34	$ 172
Stockholder's Equity	$ 265,696	$192,013	$160,925	$ 11,010	$ 7,944
Other data					
Backlog (unaudited)	$ 225,169	$271,107	$228,819	$157,070	$ 96,799
Dividends	$ -	$ -	$ 7,851	$ 2,462	$ -

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ substantially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in "Business Risks" under Item 1A of this report.

Forward-looking Statements

Statements in this annual report on Form 10-K, including without limitation in this Management's Discussion and Analysis of Financial Condition and Results of Operations, which are not historical facts are forward-looking statements under the provision of the Private Securities Litigation Reform Act of 1955. All forward-looking statements involve risks and uncertainties. These statements are based upon numerous assumptions about future conditions that could prove not to be accurate. Actual events, transactions or results may materially differ from the anticipated events, transactions or results described in such statements. Our ability to consummate such transactions and achieve such events or results is subject to certain risks and uncertainties including those set forth in "Business Risks" under Item 1A of this Report. In addition to those risks specifically mentioned in this report, such risks and uncertainties include, but are not limited to, the existence of demand for, and acceptance of our products and services, regulatory approvals, export approvals, economic conditions both domestically and internationally, the impact of competition and pricing, results of financing efforts and other factors affecting our business that are beyond our control. All of the forward-looking statements should be considered in light of these factors. You should not put undue reliance on any forward-looking statements. We undertake no obligation to update these forward-looking statements to reflect new information, future events or otherwise, except as provided by law.

Overview

General

We are a leading systems engineering, development and services company providing full-service C4ISR (command, control, communications, computers, intelligence, surveillance and reconnaissance) systems and services to a wide range of defense and intelligence customers. Our systems provide communications intelligence, electromagnetic intelligence, electronic warfare and information operations capabilities that enable our defense and intelligence customers to detect, evaluate and respond to potential threats. These systems are deployed on a range of military and strategic platforms including surface ships, submarines, unmanned underwater vehicles (UUV), aircraft, unmanned aerial vehicles (UAV), land mobile vehicles, fixed site installations and re-locatable land sites.

Basis of Discussion/Acquisition

On September 29, 2004, a wholly-owned subsidiary of Sensytech merged with and into Argon Engineering in an acquisition whereby each outstanding share of Argon Engineering common stock was converted into two shares of Sensytech common stock. As a result of the merger, the former Argon Engineering stockholders acquired approximately 65.6% of the issued and outstanding shares of Sensytech common stock. As part of the overall transaction, Sensytech changed its name to Argon ST, Inc. While Sensytech was the legal acquirer, the acquisition was accounted for as a reverse acquisition, whereby Argon Engineering was deemed to have acquired Sensytech for financial reporting purposes.

Management's discussion and analysis addresses our historical results of operations and financial condition as shown in our consolidated financial statements for the fiscal years ended September 30, 2006, 2005 and 2004. Consistent with the reverse acquisition accounting treatment applied to the merger, our historical financial statements presented in this Form 10-K for periods prior to the acquisition date are the statements of Argon Engineering (except for stockholders' equity which has been retroactively restated for the equivalent number of shares of Argon ST, as the legal acquirer). The operations of the former Sensytech businesses have been included in the financial statements from September 29, 2004, the date of acquisition. Both companies had their fiscal year ending on September 30.

Segments

We have reviewed our business operations and determined that we operate in a single homogeneous business segment. Our financial information is reviewed and evaluated by the chief operating decision maker on a consolidated basis relating to the single business segment. We sell similar products and services that exhibit similar economic characteristics to similar classes of customers, primarily the U.S. government. Revenue is internally reviewed monthly by management on an individual contract basis as a single business segment.

Revenues

Our revenues are primarily generated from the design, development, production, installation and support of complex sensor systems under contracts predominately with the U.S. government and major domestic prime contractors, as well as with foreign governments, agencies and defense contractors.

Our government contracts can be divided into three major types: cost reimbursable, fixed-price and time and materials. Cost reimbursable contracts are primarily used for system design and development activities involving considerable risks to the contractor, including risks related to cost estimates on complex systems, performance risks associated with real time signal processing, embedded software, high performance hardware, and requirements that are not fully understood by the customer or us, the development of technology that has never been used, and interfaces with other systems that are in development or are obsolete without adequate documentation. Fees under these contracts are usually fixed at the time of negotiation; however, in some cases the fee is an incentive or award fee based on cost, schedule, and performance or a combination of those factors. Although the U.S. government customer assumes the cost risk on these contracts, the contractor is not allowed to exceed the cost ceiling on the contract without the approval of the customer.

Fixed-price contracts are typically used for the production of systems. Development activities similar to activities performed under previous contacts are also usually covered by fixed-price contracts, due to the low risk involved. In these contracts, cost risks are borne entirely by the contractor. Some fixed-price contracts include an award fee or an incentive fee as well as the negotiated profit. Most foreign customers, and some U.S. customers, use fixed-price contracts for design and development work even when the work is considered high risk. Time and materials contracts are based on hours worked, multiplied by approved labor rates, plus other costs incurred and allocated.

The following table represents our revenue concentration by contract type for the periods indicated:

Contract Type	Fiscal Year Ended September 30, 2006	Fiscal Year Ended September 30, 2005	Fiscal Year Ended September 30, 2004
Fixed-price contracts	65%	79%	71%
Cost reimbursable contracts	25%	16%	19%
Time and materials contracts	10%	5%	10%

Generally, we experience revenue growth when systems move from the development stage to the production stage due to increases in sales volumes from production of multiple systems and when we add new customers or are successful in selling new systems to existing customers. Our current production work has been derived from programs for which we have performed the initial development work. These programs are next generation systems replacing existing, obsolete systems that were developed by other companies. We were able to displace these companies primarily on the basis of technological capability. We believe that the current state of world affairs and the U.S. government's emphasis on protecting U.S. citizens will cause funding of these programs to continue.

The change in our contract mix in fiscal year 2006 resulted from the addition of Radix Technologies and San Diego Research Center, Inc. both of which have a predominance of cost type programs, combined with the effects of the contributed revenue from the new SSEE Inc. F program (a cost reimbursable contract). The year over year decline in production of submarine systems, which are primarily fixed price contracts, has also contributed to the change in revenue concentration by contract type.

Backlog

We define backlog as the funded and unfunded amount provided in contracts less previously recognized revenue and exclude all unexercised options on contracts. Some contracts where work has been authorized carry a funding ceiling that does not allow us to continue work on the contract once the customer obligations have reached the funding ceiling. In such cases, we are required to stop work until additional funding is added to the contract. Our experience in this case is rare and therefore we generally carry the entire amount that the customer intends to execute as backlog when we are confident that the customer has access to the required funding for the contract.

In general, most of our backlog results in sales in subsequent fiscal years, as we maintain minimal inventory and therefore the lead time on ordering and receiving material and increasing staff to execute programs has a lag time of several months from the receipt of order.

Our funded backlog does not include the full value of our contracts because Congress often appropriates funds for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance that is expected to take a number of years.

From time to time, we will exclude from backlog portions of contract values of very long or complex contracts where we judge revenue could be jeopardized by a change in U.S. government policy. Because of possible future changes in delivery schedules and cancellations of orders, backlog at any particular date is not necessarily representative of actual sales to be expected for any succeeding period, and actual sales for the year may not meet or exceed the backlog represented. We may experience significant contract cancellations that were previously booked and included in backlog.

Our backlog consisted of the following at September 30:

	2006	2005	2004
Funded	$162,796,000	$199,543,000	$222,222,000
Unfunded	62,373,000	71,564,000	6,597,000
Total	$225,169,000	$271,107,000	$228,819,000

Of the total unfunded backlog at September 30, 2005, $60,556,000 pertained to the Aerial Common Sensor (ACS) program, on which we were a subcontractor. On January 12, 2006, we received a termination order from Lockheed Martin, our prime contractor, and the unfunded backlog was removed. We continue to carry $278,000 of funded backlog as we negotiate termination costs with our prime contractor.

Adjusted for the removal of ACS backlog, we experienced a modest, 6.9% increase in backlog in fiscal 2006 over fiscal 2005. This relatively flat level of backlog was the result of the delay in award of a number of programs, including the AN/SLQ-25A, from 2006 into 2007.

Our total, funded and unfunded backlog as of the end of any fiscal quarter or year may fluctuate due to numerous factors, including the schedule for and timing of contract awards we are pursuing, the timing of government contracts we have been awarded and our success in winning new and follow-on contract awards.

Cost of Revenues

Cost of revenues consist of direct costs incurred on contracts such as labor, materials, travel, subcontracts and other direct costs and indirect costs associated with overhead expenses such as facilities, fringe benefits and other costs that are not directly related to the execution of a specific contract. We plan indirect costs on an annual basis and on cost reimbursable contracts receive government approval to bill those costs as a percentage of our direct labor, other direct costs and direct materials as we execute our contracts. The U.S. government approves the planned indirect rates as provisional billing rates near the beginning of each fiscal year.

General and Administrative Expenses

Our general and administrative expenses include administrative salaries, costs related to proposal activities, internally funded research and development, and other administrative costs.

Interest Income, net

Net interest income is derived solely from interest earned on cash reserves maintained in short-term investment accounts and are therefore subject to short-term interest rates that have minimal risk.

Research and Development

We conduct internally funded research and development into complex signal processing, system and software architectures, and other technologies that are important to continued advancement of our systems and are of interest to our current and prospective customers. The variance from year to year in internal research and development is caused by the status of our product cycles and the level of complementary U.S. government funded research and development.

The table below shows our research and development expenditures for the periods indicated. As shown in this table, internal research and development is a small portion of our overall research and development, as government funded research and development constitutes the majority of our activities in this area.

	2006	2005	2004
Internal research and development	$6,286,000	$3,992,000	$ 1,301,000
Customer-funded research and development	50,130,000	50,009,000	47,673,000
Total	$56,416,000	$54,001,000	$48,974,000

In fiscal years 2006, 2005 and 2004, internal research and development expenditures represented 2.4%, 1.5% and 1.0% of our revenues, respectively.

Critical Accounting Practices and Estimates

General

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements. These financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates. We believe that the estimates, assumptions, and judgments involved in the accounting practices described below have the greatest potential impact on our financial statements and, therefore, consider these to be critical accounting practices.

Revenue and Cost Recognition

General

The majority of our contracts, which are with the U.S. government, are accounted for in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1, *Accounting for Performance of Construction-Type and Production-Type Contracts.* These contracts are transacted using written contractual arrangements, most of which require us to design, develop, manufacture and/or modify complex products and systems, and perform related services according to specifications provided by the customer. We account for fixed-price contracts by using the percentage-of-completion method of accounting. Under this method, contract costs are charged to operations as incurred. A portion of the contract revenue, based on estimated profits and the degree of completion of the contract as measured by a comparison of the actual and estimated costs, is recognized as revenue each period. In the case of contracts with materials requirements, revenue is recognized as those materials are applied to the production process in satisfaction of the contracts' end objectives. We account for cost reimbursable contracts by charging contract costs to operations as incurred and recognizing contract revenues and profits by applying the negotiated fee rate to actual costs on an individual contract basis. Management reviews contract performance, costs incurred, and estimated completion costs regularly and adjusts revenues and profits on contracts in the period in which changes become determinable.

Anticipated losses on contracts are also recorded in the period in which they become determinable. Unexpected increases in the cost to develop or manufacture a product, whether due to inaccurate estimates in the bidding process, unanticipated increases in material costs, inefficiencies, or other factors are borne by us on fixed-price contracts, and could have a material adverse effect on results of operations and financial condition. Unexpected cost increases in cost reimbursable contracts may be borne by us for purposes of maintaining customer relationships. If the customer agrees to fund cost increases on cost type contracts, the additional work does not have any profit and therefore dilutes margin.

Indirect Rate Variance

We apply overhead and general and administrative expenses as a percentage of direct contract costs based on annual budgeted indirect expense rates. To the extent actual expenses for an interim period are greater than the budgeted rates, the variance is deferred if management believes it is probable that the variance will be absorbed by future contract activity. This probability assessment includes projecting whether future indirect costs will be sufficiently less than the annual budgeted rates or can be absorbed by seeking increased billing rates applied on cost-plus-fee contracts. At the end of each interim reporting period, management assesses the recoverability of any amount deferred to determine if any portion should be charged to expense. In assessing the recoverability of variances deferred, management takes into consideration estimates of the amount of direct labor and other direct costs to be incurred in future interim periods, the feasibility of modifications for provisional billing rates, and the likelihood that an approved increase in provisional billing rates can be passed along to a customer. Variances are charged to expense in the periods in which it is determined that such amounts are not probable of recovery. At the end of the fiscal year, indirect rates are applied using actual costs incurred, and variances at the end of fiscal year 2006 were deemed to be immaterial.

Award Fee Recognition

Our practice for recognizing interim fee on our cost-plus-award-fee contracts is based on management's assessment as to the likelihood that the award fee or an incremental portion of the award fee will be earned on a contract-by-contract basis. Management's assessments are based on numerous factors including: contract terms, nature of the work performed, our relationship and history with the customer, our history with similar types of projects, and our current and anticipated performance on the specific contract. No award fee is recognized until management determines that it is probable that an award fee or portion thereof will be earned. Actual fees awarded are typically within management's estimates. However, changes could arise within an award fee period causing management to either lower or raise the award fee estimate in the period in which it occurs.

Goodwill

Costs in excess of the fair value of tangible and identifiable intangible assets acquired and liabilities assumed in a business combination are recorded as goodwill. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", we test for impairment at least annually using a two-step approach. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income, or discounted cash flows approach and the market approach, which utilizes comparable companies' data. If the carrying amount of the unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. We performed the test during the fourth quarter of fiscal year 2006 and found no impairment to the carrying value of goodwill.

Accounts Receivable

We are required to estimate the collectibility of our accounts receivables. Judgment is required in assessing the realization of such receivables, and the related reserve requirements are based on the best facts available to us. Since most of our revenue is generated under U.S. government contracts, our current accounts receivable reserve is not significant to our overall receivables balance.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS No. 123R") which requires that compensation costs related to share-based payment transactions be recognized in financial statements. SFAS No. 123R requires all companies to measure compensation costs for all share-based payments at fair value, and eliminates the option of using the intrinsic method of accounting provided for in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") which generally resulted in no compensation expense recorded in the financial statements related to the grant of stock options to employees and directors if certain conditions were met.

Effective October 1, 2005, the Company adopted SFAS No. 123R using the modified prospective method. Under this method, compensation costs for all awards granted after the date of adoption and the unvested portion of previously granted awards outstanding at the date of adoption will be measured at estimated fair value and included in operating expenses over the vesting period during which an employee provides service in exchange for the award. Accordingly, prior period amounts presented herein have not been restated to reflect the adoption of SFAS No. 123R.

Historical Operating Results

Fiscal year ended September 30, 2006 compared to fiscal year ended September 30, 2005

The following table sets forth certain items, including consolidated revenues, cost of revenues, general and administrative expenses, income tax expense and net income, and the changes in these items for the fiscal years indicated:

	September 30, 2006	September 30, 2005	Increase (Decrease) 2006 Compared to 2005
Contract revenues	$258,835,000	$271,754,000	$(12,919,000)
Cost of revenues	206,023,000	222,792,000	(16,769,000)
General and administrative expenses	22,212,000	14,578,000	7,634,000
Interest income and interest expense	1,180,000	698,000	482,000
Provision for income taxes	12,385,000	13,301,000	(916,000)
Net income	19,395,000	21,781,000	(2,386,000)

Contract Revenues:

Revenue decreased approximately $12,919,000 or 5% during fiscal year 2006. The decrease was the result of several factors. The termination of the ACS contract caused a $11,559,000 revenue decrease in fiscal year 2006. In addition, revenue declined as a result of the completion or substantial completion of a number of submarine and surface ship systems, offset partially by revenue growth from our acquisitions of Radix, SDRC and IRIS as well as a major new surface ship contract and other contract awards during the year.

Cost of Revenues:

Cost of revenues decreased approximately 8% for fiscal year 2006 as compared to fiscal year 2005. The decrease was comprised primarily of a decrease in material costs of approximately $37,646,000 due to our completion or substantial completion of a number of significant production programs. The decrease was partially offset by an increase in direct labor, subcontracts and other direct costs of approximately $7,491,000 as we increased staff size to satisfy requirements of our new development contracts, and the integration of labor from our acquired companies. Compensated leave and other fringe benefits increased approximately $7,468,000 due to increased employee population. Engineering overhead increased approximately $2,874,000, of which $1,874,000 was an increase in business development cost, when compared to fiscal year 2005. Stock compensation expense of approximately $907,000 was recorded in fiscal year 2006 under SFAS No. 123R; however, no stock compensation was recognized for 2005. The increase in fringe benefits and facilities costs are related to an increase in employee population, while the increase in business development costs is consistent with our emphasis on penetrating new markets. Cost of revenues as a percentage of revenue decreased to 80% for fiscal year 2006 from 82% for fiscal year 2005, largely due to a shift in labor from direct and overhead functions to research and development expense, which is included in general and administrative expenses.

General and Administrative Expenses:

General and administrative expenses increased approximately 52% for fiscal year 2006, as compared to the fiscal year 2005. The increase was due primarily to an increase in salaries expense of approximately $1,682,000 as a result of increased staff, increased research and development expense of approximately $2,994,000, and an increase in professional fees expenses of approximately $336,000. Stock compensation expense of approximately $1,014,000 was recorded in fiscal year 2006 under SFAS No. 123R; however, no stock-based compensation was recognized for 2005. Fringe benefits and facilities expenses allocated to general and administrative expenses increased by $1,219,000 and $420,000 respectively, as a result of our increased employee population and facilities added in connection with our fiscal year 2006 acquisitions.

Interest Income and Interest Expense:

Interest income increased approximately $635,000 for fiscal year 2006, as compared to the fiscal 2005. This increase was a result of significantly higher average cash balances due to proceeds from our secondary stock offering in December 2005, improved accounts receivable collections, and higher short-term interest rates during fiscal year 2006 compared to the fiscal year 2005. Interest expense increased by $153,000 for fiscal 2006 compared to fiscal year 2005 due to borrowings on the line of credit during the first quarter of 2006.

Provision for Income Taxes:

Our provision for income taxes for fiscal year 2006 was $12,385,000 as compared to approximately $13,301,000 for the fiscal year 2005. The effective tax rate for fiscal year 2006 was 39.0% compared to 37.9% for fiscal year 2005. The research and development tax credit expired on December 31, 2005 and therefore did not reduce the effective tax rate in fiscal year 2006, compared to a 1.0% reduction in fiscal year 2005 attributable to the credit.

Net Income:

Net income decreased $2,386,000, or approximately 11%, for fiscal year 2006 compared to the fiscal year 2005. This decrease in net income reflects the shift in fixed price contract work from 79% of revenues during fiscal year 2005 to 65% of revenues during fiscal year 2006. Our profitability was further impacted by stock compensation expense, net of tax of $1,505,000 for fiscal year 2006. During fiscal year 2005, no stock-based compensation was recognized. In addition, in the second quarter of fiscal year 2006, we lowered the profit expectations on one of our larger fixed price programs as a result of unanticipated technical difficulties causing a delay in program completion. This change in program estimated profit at completion resulted in a pretax profit reduction of $2,147,000 in fiscal year 2006.

Fiscal Year Ended September 30, 2005 Compared to Fiscal Year Ended September 30, 2004

The following table sets forth certain items, including consolidated revenues, cost of revenues, general and administrative expenses, income tax expense and net income, and the changes in these items for the periods indicated:

	September 30, 2005	September 30, 2004	Increase 2005 Compared to 2004
Contract revenues	$271,754,000	$129,184,000	$142,570,000
Cost of revenues	222,792,000	107,307,000	115,485,000
General and administrative expenses	14,578,000	5,905,000	8,673,000
Interest income and interest expense	698,000	154,000	544,000
Provision for income taxes	13,301,000	6,177,000	7,124,000
Net income	21,781,000	9,949,000	11,832,000

Revenues:

Revenues increased approximately 110% for the fiscal year 2005 compared to the fiscal year 2004. This increase is primarily attributable to increased contract award activities which grew by 31%, work performed on contracts awarded prior to fiscal year 2005 and revenues generated from the addition of Sensytech's backlog, as well as new business acquired during fiscal year 2005. During fiscal year 2005, revenue from our three large production contracts increased by $77,540,000. In fiscal year 2005, we continued to see a transition from cost reimbursable contracts to fixed-price contracts. Fixed-price contracts represented 79% of our revenue in fiscal year 2005, compared to 71% in fiscal year 2004.

Backlog at the end of fiscal year 2005 increased $41,734,000, or approximately 18%, compared with 2004 fiscal year-end backlog. The increase in backlog in 2005 was primarily the result of continuing orders and receipt of a large order for the Aerial Common Sensor (ACS) program. 2005 fiscal year-end backlog includes $60,973,000 with respect to our work on the ACS program. See "— Overview--Backlog," above.

New orders increased $73,597,000, or approximately 31%, in fiscal year 2005 compared to fiscal year 2004. This increase is a result of full rate production orders for ship systems. Bookings in fiscal year 2005 include $71,797,000 related to the ACS program. See "— Overview--Backlog," above.

Cost of Revenues:

Cost of revenues increased approximately 108% for the fiscal year 2005 as compared to the fiscal year 2004. This increase was primarily comprised of an increase in direct labor of $11,554,000 and an increase in materials of $80,867,000 to support the increase in fiscal year 2005 production activities for system delivery. In addition, we had increases of $8,321,000 and $5,298,000 for fringe benefits, and facilities costs, respectively, allocated to cost of revenues. The increase in fringe benefits is primarily a result of increases in compensated leave of $2,685,000, group insurance of $2,130,000, employment taxes of $1,590,000, 401(k) contributions of $1,172,000 and incentive compensation of $594,000 much of which is associated with the increase in employee head count. Primarily all of the incentive compensation was accrued during the fourth quarter, based on our performance during the quarter and performance for the year. The facilities cost increase is primarily attributable to increases in rent of $1,870,000 and depreciation of $1,682,000 associated with additional properties and equipment acquired in the merger with Sensytech. During fiscal year 2005, other engineering overhead costs increased by $7,286,000, while amortization of intangibles and the depreciation of asset write-up relating to the initial amortization and depreciation, increased costs by $971,000 and $346,000, respectively. The engineering overhead increase is primarily the result of an increase in labor of $6,865,000. Cost of revenues as a percentage of revenues was 82% and 83% for the fiscal years ended September 30, 2005 and 2004, respectively.

General and Administrative Expenses:

General and administrative expenses increased approximately 147% for fiscal year 2005 as compared to fiscal year 2004. The increase was due primarily to an increase in general and administrative labor of $1,633,000, an increase in internal research and development of $2,691,000 and an increase in bid and proposal cost of $359,000. The increase in costs related to Sarbanes-Oxley Section 404 compliance and accounting system conversion was $1,466,000. In addition, fringe benefits and facilities costs allocated to general and administrative expenses increased by $1,064,000 and $631,000, respectively.

Interest Income and Interest Expense:

Interest income increased $544,000 to $711,000 for fiscal year 2005 from $167,000 for fiscal year 2004. This increase was a result of a larger average cash balance, which allowed for investment in higher yield short-term investments resulting in higher average interest rates during fiscal year 2005 compared to fiscal year 2004. Interest expense was not significant in fiscal years 2005 and 2004.

Income Tax Expense:

Our provision for income taxes increased $7,124,000 or 115% to $13,301,000 for fiscal year 2005 from $6,177,000 for fiscal year 2004. The fiscal year 2005 effective tax rate was 37.9% compared to 38.3% in 2004. For fiscal year 2005, the research and development tax credit reduced the effective rate by 1% compared to a 1.9% reduction in fiscal year 2004. For fiscal year 2005, other items, such as permanent tax differences and an over accrual of prior year taxes had a 0.1% effect on the effective tax rate. For fiscal year 2004, permanent differences and an under accrual of prior year taxes increased the effective tax rate by 1.3%

Net Income:

As a result of the above, net income increased $11,832,000 or 119% to $21,781,000 for fiscal year 2005 from $9,949,000 for fiscal year 2004.

Analysis of Liquidity and Capital Resources

Cash

At September 30, 2006, we had cash of $33,498,000 compared to cash of $4,064,000 at September 30, 2005, an increase of $29,434,000. Our largest source of cash during fiscal year 2006 was $46,768,000 from the secondary offering. Cash provided by operating activities was $38,044,000 of which $19,685,000 resulted from a decrease in billed and unbilled accounts receivable. The primary use of cash during fiscal year 2006 was for the acquisition of four companies totaling $56,670,000, net of cash acquired.

Many of our fixed-price contracts contain provisions under which our customers are required to make payments when we achieve certain milestones. In many instances, these milestone payments occur before we have incurred the associated costs to which the payments will be applied. For example, under certain of our production contracts, our order of materials constitutes a milestone for which we receive a significant payment, but we do not pay the materials vendors until the materials are received and placed into production. We recognize deferred revenue when we receive milestone payments for which we have not yet incurred the applicable costs. As costs are incurred and revenue recognition criteria are met, we recognize revenue.

The time lag between our receipt of a milestone payment and our incurrence of associated costs under the contract can be several months, therefore, milestone payments under fixed-price contracts can significantly affect our cash position at any given time. The receipt of milestone payments will temporarily increase our cash on hand and our deferred revenue. As costs are incurred under the contract and contract revenue is recognized, cash and deferred revenue associated with the payment will decrease. During fiscal year 2006, milestone payments related to a major production program resulted in an increase in deferred revenue of $5,914,000 over the fiscal year 2005 level. We received significant milestone payments during fiscal year 2004 in connection with placement of materials orders on three separate fixed-price production contracts. Over the years, these milestone payments have had a significant effect on our comparative cash balances. We expect that fluctuations in deferred revenue will occur based on the particular timing of milestone payments under our fixed-price contracts and our subsequent incurrence of costs under the contracts. Due to these fluctuations, our cash position at the end of any fiscal quarter or year may not be indicative of our cash position at the end of subsequent fiscal quarters or years.

Line of Credit

The Company's $15,000,000 line of credit with Bank of America, N.A. (the "Lender") expired on February 28, 2006, and was replaced by a revolving credit agreement, also with the Lender. The new credit facility will terminate no later than February 28, 2008. The terms and conditions are substantially similar to the credit facility it replaced, except that the maximum availability was increased to $40,000,000 and the facility contains a sublimit of $15,000,000 to cover letters of credit. In addition, borrowings on the line of credit will bear reduced interest at the LIBOR rate plus 150 basis points. An unused commitment fee of 0.25% per annum, payable in arrears, is also required.

All borrowings under the line of credit are collateralized by all tangible assets of the Company. The line of credit agreement includes customary restrictions regarding additional indebtedness, business operations, permitted acquisitions, liens, guarantees, transfers and sales of assets, and maintaining its primary accounts with the Lender. Borrowing availability under the line of credit is equal to the Company's EBITDA ("net income plus income taxes, interest, depreciation and amortization"). For fiscal year ending September 30, 2006, EBITDA was $37,571,000. The agreement requires the Company to comply with a specific EBITDA to Funded Debt ratio, and contains customary events of default, including the failure to make timely payments and the failure to satisfy covenants, which would permit the Lender to accelerate repayment of borrowings under the agreement if not cured within the applicable grace period. As of September 30, 2006, the Company was in compliance with these covenants and the financial ratio.

At September 30, 2006, there were no borrowings outstanding against the line of credit. Letters of credit outstanding at September 30, 2006 amounted to $1,394,000 and $36,177,000 was available on the line of credit.

Cash Flows

For fiscal year 2006 cash of $38,044,000 was provided by operating activities compared to $26,546,000 used in operating activities during fiscal year 2005. Billed and unbilled receivables provided $19,685,000 of cash in fiscal year 2006 compared to using cash of $42,853,000 in fiscal year 2005. We saw a similar improvement in deferred revenue, however increases in inventory, deferred project costs and the decrease in accounts payable and accrued expenses used $17,152,000 of cash during the year.

Net cash used in investing activities was $49,798,000 which was comprised primarily of cash used to acquire four businesses during fiscal year 2006. See Note 2 to the consolidated financial statements in this report. Cash used in business acquisitions, net of cash placed in escrow on September 30, 2005 was $45,770,000. The remainder of the cash was used to acquire property, plant and equipment during the year. We expect that our investment in property and equipment will continue as we upgrade and replace older equipment and as our employee base increases.

Net cash provided by financing activities was $41,188,000 for fiscal year 2006. Proceeds from our secondary offering, net of expenses, was $46,768,000 and was used to payoff the line of credit of $11,000,000 and to fund the acquisitions completed this year. In addition, we received proceeds from option exercises and employee stock purchases of $2,572,000 and $897,000, respectively.

We believe that the combination of internally generated funds, cash and cash equivalent on hand and available bank credit will provide the required liquidity and capital resources necessary to fund ongoing operations, customary capital expenditures and other working capital needs over the next 12 months.

Contractual Obligations and Commitments

As of September 30, 2006, our contractual cash obligations were as follows:

	Total	Due in 2007	Due in 2008	Due in 2009	Due in 2010	Due in 2011	Thereafter
Capital leases	$86,000	$36,000	$25,000	$23,000	$2,000	—	—
Operating leases	$27,733,000	$7,362,000	$7,534,000	$5,151,000	$2,385,000	$1,831,000	$3,470,000
Total	$27,819,000	$7,398,000	$7,559,000	$5,174,000	$2,387,000	$1,831,000	$3,470,000

As of September 30, 2006, our other commercial commitments were as follows:

	Total	Less Than 1 Year	1-3 Years
Letters of credit	$1,394,000	$1,394,000	-

We have no long-term debt obligations, other operating lease obligations, contractual purchase obligations, or other long-term liabilities other than those shown above. We also have no other off-balance sheet arrangements of any kind.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It also establishes a fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability. SFAS 157 will be effective for us beginning October 1, 2008. We are evaluating the statement to determine the effect, if any, on our future financial statements and related disclosures.

In September 2006, the Securities Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, *Financial Statements — Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 requires companies to quantify the impact of all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. This pronouncement is effective for us on October 1, 2006. We do not believe SAB 108 will have a material effect on our financial statements and related disclosures.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for us beginning October 1, 2007. We are evaluating the interpretation to determine the effect on our financial statements and related disclosures.

Market Risks

In addition to the risks inherent in its operations, we are exposed to financial, market, political and economic risks. The following discussion provides additional detail regarding our exposure to credit, interest rates and foreign exchange rates.

Cash and Cash Equivalents:

All unrestricted, highly liquid investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. We maintain cash and cash equivalents with various financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. We believe that any credit risk related to these cash and cash equivalents is minimal.

Interest Rates:

Our line of credit financing provides available borrowing to us at a variable interest rate tied to the bank's prime interest rate or the LIBOR rate. At September 30, 2006, we had no borrowing under the line of credit. Upward movement in interest rates would result in our incurring higher interest expenses to the extent amounts are outstanding under our line of credit.

Foreign Currency:

We have contracts to provide services to certain foreign countries approved by the U.S. government. Our foreign sales contracts require payment in U.S. dollars, and therefore are not affected by foreign currency fluctuations. We occasionally issue orders or subcontracts to foreign companies in local currency. At September 30, 2005, we had a contract that locked in the exchange rate to purchase £3,660,000 for $6,634,000 to remit to a UK subcontractor. See Note 16 to the consolidated financial statements for additional information on this transaction.

Recent Developments:

On November 15, 2006, the Company announced that it has been awarded a multi-year contract for the continued development and production of the AN/SLQ-25A Torpedo Countermeasures System for the U.S. Navy. The contract was awarded by the U.S. Naval Sea Systems Command (NAVSEA 415) for the continued development and support of the AN/SLQ-25A system which is widely deployed on Navy surface ships. Work under the contract will primarily be accomplished at the Company's Smithfield, Pennsylvania facility with support from the corporate headquarters in Fairfax, Virginia. The contract calls for a base year with four additional option years. The first increment of tasking on the base year has a value of $17,650,000. It is anticipated that additional tasks and funding will be added to this contract during both the base and four option years.

This contract initially had been planned for commencement in the third quarter of fiscal year 2006, but operational delays by the government in sea testing and contract negotiations unexpectedly pushed the award into fiscal year 2007. Production plans for the AN/SLQ-25A system are scheduled to begin in fiscal year 2008.

During the fiscal year ended September 30, 2006, the Company incurred costs totalling approximately $4,436,000 related to this contract. The contract costs were accounted for as deferred project costs as of September 30, 2006, please see Note 1 – Summary of Significant Accounting Policies -- Deferred Project Costs in the consolidated financial statements included in this report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The information called for by this item is provided under Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations – Market Risks" above.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Argon ST, Inc.

We have audited the accompanying consolidated balance sheets of Argon ST, Inc. and subsidiaries (the Company), as of September 30, 2006 and 2005, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2006. We have also audited management's assessment, included in the accompanying management's report on internal control over financial reporting, that the Company maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management excluded from their assessment the internal control over financial reporting at Radix Technologies, Inc. ("Radix"), which was acquired on October 1, 2005 and San Diego Research Center, Incorporated ("SDRC"), which was acquired on July 3, 2006, which are included in the 2006 consolidated financial statements of Argon ST, Inc. The total combined revenues of Radix and SDRC represented less than 7% of the Company's consolidated total revenues for the year ended September 30, 2006 and the total combined net income of Radix and SDRC represented less than 1% of the Company's consolidated total combined net income for the year ended September 30, 2006. Our audit of internal control over financial reporting of Argon ST, Inc. also did not include an evaluation of the internal control over financial reporting of Radix and SDRC.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Argon ST, Inc. as of September 30, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2006, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control–Integrated Framework issued by COSO.

/s/ Grant Thornton LLP

McLean, Virginia
December 7, 2006

ARGON ST, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30, 2006	September 30, 2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 33,498,000	$ 4,064,000
Accounts receivable, net	86,842,000	103,577,000
Inventory	3,954,000	1,166,000
Income taxes receivable	23,000	2,464,000
Deferred project costs	5,597,000	-
Deferred income tax asset	2,083,000	1,742,000
Prepaids and other	1,481,000	888,000
TOTAL CURRENT ASSETS	133,478,000	113,901,000
Property, equipment and software, net	16,726,000	14,896,000
Advances and cash held in escrow	-	10,900,000
Goodwill	148,719,000	107,956,000
Intangibles, net	13,200,000	1,219,000
Other assets	1,408,000	962,000
TOTAL ASSETS	$ 313,531,000	$ 249,834,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Line of Credit	$ -	$ 11,000,000
Accounts payable and accrued expenses	19,124,000	26,857,000
Accrued salaries and related expenses	10,678,000	8,848,000
Deferred revenue	13,053,000	7,139,000
Notes payable - current portion	-	56,000
Capital lease obligations - current	33,000	19,000
Deferred rent	419,000	61,000
TOTAL CURRENT LIABILITIES	43,307,000	53,980,000
Deferred income tax liability, long term	2,937,000	1,979,000
Deferred rent	1,538,000	1,799,000
Capital lease obligations, net of current	53,000	63,000
Commitments and contingencies	-	-
STOCKHOLDERS' EQUITY		
Common stock:		
$.01 Par Value, 100,000,000 shares authorized, 22,313,709 and 20,153,878 shares issued at September 30, 2006 and 2005	223,000	202,000
Additional paid in capital	212,610,000	158,458,000
Treasury stock at cost, 126,245 shares	(534,000)	(534,000)
Retained earnings	53,397,000	34,002,000
Accumulated other comprehensive loss	-	(115,000)
TOTAL STOCKHOLDERS' EQUITY	265,696,000	192,013,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 313,531,000	$ 249,834,000

The accompanying notes are an integral part of these consolidated financial statements.

ARGON ST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

	For the Year Ended September 30,		
	2006	2005	2004
CONTRACT REVENUES	$258,835,000	$271,754,000	$129,184,000
COST OF REVENUES	206,023,000	222,792,000	107,307,000
GENERAL AND ADMINISTRATIVE EXPENSES	22,212,000	14,578,000	5,905,000
INCOME FROM OPERATIONS	30,600,000	34,384,000	15,972,000
INTEREST INCOME, NET	1,180,000	698,000	154,000
INCOME BEFORE INCOME TAXES	31,780,000	35,082,000	16,126,000
PROVISION FOR INCOME TAXES	12,385,000	13,301,000	6,177,000
NET INCOME	$19,395,000	$21,781,000	$9,949,000
EARNINGS PER SHARE (BASIC)	$0.90	$1.10	$0.81
EARNINGS PER SHARE (DILUTED)	$0.87	$1.06	$0.74
WEIGHTED-AVERAGE SHARES OUTSTANDING			
Basic	21,659,606	19,738,367	12,308,412
Diluted	22,255,467	20,616,024	13,366,916

The accompanying notes are an integral part of these consolidated financial statements.

ARGON ST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock Number of Shares	Common Stock Par Value	Additional Paid in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, September 30, 2003	12,305,962	$123,000	$91,000	$0	$10,796,000	$0	$11,010,000
Shares issued upon exercise							
of stock options	514,356	6,000	306,000	-	-	-	312,000
Retirement of shares	(120,320)	(1,000)	(11,000)	-	(673,000)	-	(685,000)
Dividend	-	-	-	-	(7,851,000)	-	(7,851,000)
Issuance of shares in							
connection with merger	6,768,736	67,000	148,657,000	(534,000)	-	-	148,190,000
Net income	-	-	-	-	9,949,000	-	9,949,000
Balance, September 30, 2004	19,468,734	195,000	149,043,000	(534,000)	12,221,000	-	160,925,000
Comprehensive Income							
Net income					21,781,000		21,781,000
Unrealized loss on foreign							
currency exchange contracts						(115,000)	(115,000)
Total Comprehensive Income							21,666,000
Shares issued upon exercise							
of stock options	639,450	6,000	4,447,000	-	-	-	4,453,000
Employee Stock Purchase						-	
Plan	45,694	1,000	1,170,000	-	-	-	1,171,000
Tax Benefit on Stock							
Option exercises	-	-	3,798,000	-	-	-	3,798,000
Balance, September 30, 2005	20,153,878	202,000	158,458,000	(534,000)	34,002,000	(115,000)	192,013,000
Comprehensive Income							
Net income					19,395,000		19,395,000
Realized loss on foreign							
currency exchange contracts,						115,000	115,000
expensed to operations							
Total Comprehensive Income							19,510,000
Shares issued upon exercise							
of stock options	375,849	4,000	2,568,000	-	-	-	2,572,000
Secondary offering,	1,725,000	17,000	46,751,000			-	46,768,000
net of expenses							-
Employee stock purchase plan	33,002		897,000				897,000
Stock-based compensation			1,921,000				1,921,000
Tax benefit on stock option			2,015,000				2,015,000
exercises	-	-		-	-	-	-
Other	25,980						-
Balance, September 30, 2006	22,313,709	$223,000	$212,610,000	($534,000)	$53,397,000	$0	$265,696,000

The accompanying notes are an integral part of these consolidated financial statements.

ARGON ST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,		
	2006	2005	2004
Cash flows from operating activities			
Net income	$ 19,395,000	$ 21,781,000	$ 9,949,000
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	5,625,000	4,493,000	1,317,000
Deferred income tax (benefit) provision	(677,000)	3,532,000	(4,700,000)
Stock-based compensation	1,921,000	-	-
Loss on disposal of property	165,000	-	-
Bad debt expense	80,000	-	-
Change in:			
Billed accounts receivable	18,082,000	(23,820,000)	(13,334,000)
Unbilled accounts receivable	1,603,000	(19,033,000)	(627,000)
Inventory	(2,788,000)	60,000	20,000
Prepaids and other	(254,000)	400,000	(206,000)
Deferred project costs	(5,534,000)	-	-
Accounts payable and accrued expenses	(8,830,000)	13,151,000	2,378,000
Accrued salaries and related expenses	732,000	(1,758,000)	1,732,000
Deferred revenue	5,914,000	(21,197,000)	23,969,000
Income taxes	2,570,000	(8,274,000)	7,513,000
Deferred rent	40,000	321,000	1,119,000
Tax benefit of option exercises	-	3,798,000	-
Net cash provided by (used in) operating activities	38,044,000	(26,546,000)	29,130,000
Cash flows from investing activities			
Net cash acquired in merger	-	-	6,952,000
Acquisitions of property, equipment and software	(3,795,000)	(4,370,000)	(2,460,000)
Advances and cash held in escrow	10,900,000	(10,900,000)	
Deposits and other assets	(233,000)	(233,000)	(13,000)
Business acquisitions, net of cash acquired	(56,670,000)	-	-
Net cash (used in) provided by investing activities	(49,798,000)	(15,503,000)	4,479,000
Cash flows from financing activities			
Advances (repayments) on line of credit	(11,000,000)	11,000,000	-
Payment on note payable	(56,000)	(226,000)	(204,000)
Retirement of common stock	-	-	(234,000)
Tax benefit on stock option exercises	2,015,000	-	-
Proceeeds from exercise of stock options	2,572,000	4,453,000	312,000
Proceeds from employee stock purchase plan exercises	897,000	1,171,000	-
Principal repayments on capital lease obligations	(8,000)	(17,000)	-
Proceeds from secondary offering, net of expenses	46,768,000	-	-
Dividends paid	-	-	(7,851,000)
Net cash provided by (used in) financing activities	41,188,000	16,381,000	(7,977,000)
Net increase (decrease) in cash and cash equivalents	29,434,000	(25,668,000)	25,632,000
Cash and cash equivalents, beginning of year	4,064,000	29,732,000	4,100,000
Cash and cash equivalents, end of year	$ 33,498,000	$ 4,064,000	$ 29,732,000
Supplemental disclosure			
Income taxes paid, net of refunds	$ (8,479,000)	$ (14,212,000)	$ (3,275,000)
Interest expense paid	$ (166,000)	$ (11,000)	$ (13,000)
Note payable issued for stock redemption	$ -	$ -	$ 451,000
Assets acquired under capital leases	$ 13,000	$ 99,000	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — Summary of Significant Accounting Policies

Nature of Business

Argon ST (the "Company"), headquartered in Fairfax, Virginia, provides full service C4ISR (command, control, communications, computers, intelligence, surveillance and reconnaissance) systems. The systems are sold primarily for the ultimate use of either the U.S. government or certain U.S. government-approved foreign governments. The systems are used on a broad range of military and strategic platforms including surface ships, submarines, unmanned underwater vehicles, aircraft, unmanned aerial vehicles, land mobile vehicles, fixed site installations and relocatable land sites.

Principles of Consolidation

The consolidated financial statements include the accounts of Argon ST, Inc. and its wholly owned subsidiaries, Radix Technologies, Inc., San Diego Research Center, Inc. and Daedalus Enterprises Export Corporation (inactive). All intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

As further described in Note 2, on September 29, 2004, Argon Engineering Associates, Inc. ("Argon Engineering") merged with a wholly-owned subsidiary of Sensytech, Inc. ("Sensytech"). As a result of this merger, each outstanding share of Argon Engineering stock was converted into two shares of Sensytech common stock. Immediately following the merger, the combined company was renamed Argon ST, Inc.

While Sensytech was the legal acquirer, the merger was accounted for as a reverse acquisition, whereby Argon Engineering was deemed to have acquired Sensytech for financial reporting purposes. This determination was based on factors including relative stock ownership and voting rights, board control, and senior management composition. Consistent with the reverse acquisition accounting treatment, the historical financial statements presented for periods prior to the acquisition date are the financial statements of Argon Engineering. Earnings per share have been adjusted to reflect the two for one exchange ratio. The operations of the former Sensytech businesses have been included in the financial statements from the date of acquisition.

The names Argon ST, Sensytech, and Argon Engineering are used throughout these footnotes. Argon ST, also the Company, refers to the entity created by the merger of Argon Engineering and Sensytech. Argon Engineering refers to Argon Engineering Associates, Inc. which operated as a stand alone private company until the September 29, 2004 merger with Sensytech. Sensytech refers to Sensytech Inc., which, combined with its wholly owned subsidiaries, made up the publicly held entity Sensytech until the September 29, 2004 merger with Argon Engineering.

Revenue and Cost Recognition

Contract revenue is accounted for in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1, *Accounting for Performance of Construction-Type and Production-Type Contracts*. These contracts are transacted using written contractual arrangements, most of which require Argon ST to design, develop, manufacture and/or modify complex products, and perform related services according to specifications provided by the customer. Argon ST accounts for fixed-price contracts by using the percentage-of-completion method of accounting. Under this method, contract costs are charged to operations as incurred. A portion of the contract revenue, based on estimated profits and the degree of completion of the contract as measured by a comparison of the actual and estimated costs, is recognized as revenue each period. Unexpected increases in the cost to develop or manufacture a product under a fixed-price contract, whether due to inaccurate estimates in the bidding process, unanticipated increases in material costs, inefficiencies, or other factors are borne by Argon ST, and could have a material adverse effect on Argon ST's results of operations. Argon ST accounts for cost reimbursable contracts by charging contract costs to operations as incurred and recognizing contract revenues and profits by applying contractually agreed to fee rates to actual costs on an individual contract basis. Revenue under time and material contracts is based on hours incurred multiplied by approved loaded labor rates plus other direct costs incurred and allocated.

The following table represents Argon ST's revenue concentration by contract type:

	Fiscal Years Ended September 30,		
	2006	2005	2004
Fixed-price contracts	65%	79%	71%
Cost reimbursable contracts	25%	16%	19%
Time and materials contracts	10%	5%	10%

Management reviews contract performance, costs incurred, and estimated completion costs regularly, and adjusts revenues and profits on contracts in the period in which changes become determinable. Anticipated losses on contracts are also recorded in the period in which they become determinable.

Argon ST's policy for recognizing interim fee on cost plus award fee contracts is based on management's assessment as to the likelihood that the award fee or an incremental portion of the award fee will be earned on a contract-by-contract basis. Management's assessments are based on numerous factors including: contract terms, nature of the work to be performed, the relationship and history with the customer, the history with similar types of projects, and the current and anticipated performance on the specific contract. No award fee is recognized until management determines that it is probable that an award fee or portion thereof will be earned.

Revenues recognized in excess of billings are recorded as unbilled accounts receivable. Cash collections in excess of revenues recognized are recorded as deferred revenues until the revenue recognition criteria are met. Reimbursements, including those related to travel, other out of pocket expenses and any third party costs, are included in revenues, and an equivalent amount of reimbursable expenses are included in cost of revenues.

Indirect Rate Variance

We apply overhead and general and administrative expenses as a percentage of direct contract costs based on annual budgeted indirect expense rates. To the extent actual expenses for an interim period are greater than the budgeted rates, the variance is deferred if management believes it is probable that the variance will be absorbed by future contract activity. This probability assessment includes projecting whether future indirect costs will be sufficiently less than the annual budgeted rates or can be absorbed by seeking increased billing rates applied on cost-plus-fee contracts. At the end of each interim reporting period, management assesses the recoverability of any amount deferred to determine if any portion should be charged to expense. In assessing the recoverability of variances deferred, management takes into consideration estimates of the amount of direct labor and other direct costs to be incurred in future interim periods, the feasibility of modifications for provisional billing rates, and the likelihood that an approved increase in provisional billing rates can be passed along to a customer. Variances are charged to expense in the periods in which it is determined that such amounts are not probable of recovery. At the end of the fiscal year, indirect rates are applied using actual costs incurred, and variances at the end of fiscal year 2006 were deemed to be immaterial.

Reclassification

Reclassification is made to the prior years financial statements when appropriate, to conform to the current year presentation.

Cash and Cash Equivalents

Cash and cash equivalents include cash and investments that are readily convertible into cash and have original maturities of three months or less.

Accounts Receivable

Argon ST reviews its receivables regularly to determine if there are any potential uncollectible accounts. The majority of Argon ST's receivables are from agencies of the U.S. Government, where there is minimal credit risk. We record allowances for bad debt as a reduction to accounts receivable and an increase to bad debt expense. These allowances are recorded in the period a specific collection problem is identified. During fiscal year ended 2006, we charged $80,000 to bad debt expense. There was no charge to bad debt expense during fiscal years 2005 and 2004.

Inventories

Inventories are stated at the lower of cost or market, determined on the first-in, first-out basis. Inventories consist of the following at September 30:

	2006	2005
Raw Materials	$1,940,000	$720,000
Component parts, work in process	$1,919,000	$355,000
Finished component parts	$137,000	$91,000
	$3,996,000	$1,166,000
Reserve	(42,000)	-
Total	$3,954,000	$1,166,000

Deferred Project Costs

During the fiscal year ended September 30, 2006, the Company incurred cost of approximately $4,436,000 related to the multi-year contract for the continued development and production of the AN/SLQ-25A Torpedo Countermeasures System for the U.S. Navy that was ultimately awarded in November 2006. This contract initially had been planned for commencement in the third quarter of fiscal year 2006 but operational delays by the government in sea testing and contract negotiations unexpectedly delayed the award until fiscal year 2007. The contract costs consisting of material costs and associated burdens is accounted for as deferred project cost as of September 30, 2006.

Deferred Project Costs also includes approximately $1,161,000 of cost related to materials to which the Company has title but which were not received as of September 30, 2006.

Long-Lived Assets (Excluding Goodwill)

The Company follows the provisions of SFAS No. 144 in accounting for long-lived assets such as property and equipment and intangible assets subject to amortization. SFAS No.144 requires that long-lived assets be reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss is recognized if the sum of the long-term undiscounted cash flows is less than the carrying amount of the long-lived asset being evaluated. Any write-downs are treated as permanent reductions in the carrying amount of the assets.

Goodwill

Costs in excess of the fair value of tangible and identifiable intangible assets acquired and liabilities assumed in a business combination are recorded as goodwill. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", the Company tests for impairment at least annually using a two-step approach. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income, or discounted cash flows approach and the market approach, which utilizes comparable companies' data. If the carrying amount of the unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. We performed the test during the fourth quarter of fiscal years 2006 and 2005, respectively, and found no impairment to the carrying value of goodwill.

Intangibles

Intangible assets consist of the value of customer related intangibles and developed technology acquired in various acquisitions. Intangible assets are amortized on a straight line basis over their estimated useful lives.

The Company's intangible assets as of September 30, 2006 were as follows:

	Estimated Economic Life	Weighted Average Life
Customer related	2.625 – 8.250 years	7.29 years
Developed technology	1 -5 years	4.26 years
Total intangible assets		7.03 years

Property, Equipment and Software

Property, equipment and software are stated at cost. Depreciation is provided over the estimated useful lives of the assets, which range from three to five years, using the straight-line method. Leasehold improvements are amortized over the lesser of the life of the asset or the respective lease terms, which range from 1 to 15 years, using the straight-line method.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS No. 123R") which requires that compensation costs related to share-based payment transactions be recognized in financial statements. SFAS No. 123R requires all companies to measure compensation costs for all share-based payments at fair value, and eliminates the option of using the intrinsic method of accounting provided for in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") which generally resulted in no compensation expense recorded in the financial statements related to the grant of stock options to employees and directors if certain conditions were met.

Effective October 1, 2005, the Company adopted SFAS No. 123R using the modified prospective method. Under this method, compensation costs for all awards granted after the date of adoption and the unvested portion of previously granted awards outstanding at the date of adoption will be measured at estimated fair value and included in operating expenses over the vesting period during which an employee provides service in exchange for the award. Accordingly, prior period amounts presented herein have not been restated to reflect the adoption of SFAS No. 123R.

Under the modified prospective method, results for the fiscal years ended September 30, 2005 and 2004 were not restated to include stock option expense. The previously disclosed pro forma effects of recognizing the estimated fair value of stock-based employee compensation, which historically was calculated using the Black-Scholes pricing model, for the years ended September 30, 2005 and 2004 are presented below. The fiscal year 2005 and 2004 pro forma stock-based compensation disclosed below has been increased by $224,000 and $26,000, respectively, to correct the initial vesting period used for certain options awarded during the year ended September 30, 2004.

	Year Ended September 30, 2005	Year Ended September 30, 2004
Net Income	$ 21,781,000	$ 9,949,000
Add: Stock-based employee compensation expense included In reported net income, net of related tax effects	-	-
Less: Total stock-based employee compensation expense determined under fair value method of all awards, net of related tax effects	1,584,000	198,000
Pro forma net income	$ 20,197,000	$9,751,000
Earnings per share:		
Basic – as reported	$1.10	$0.81
Basic – pro forma	$1.02	$0.79
Earnings per share:		
Diluted – as reported	$1.06	$0.74
Diluted – pro forma	$0.98	$0.73

Income Taxes

Deferred tax assets and liabilities have been established for the temporary differences between financial statement and tax bases of assets and liabilities existing at the balance sheet date using expected tax rates. A valuation allowance is recorded, when necessary, to reduce deferred income taxes to that portion that is expected to more likely than not be realized.

Comprehensive Income

Argon ST reports comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income, which establishes rules for the reporting and display of comprehensive income and its components.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Operating Cycle

In accordance with industry practice, Argon ST classifies as current assets amounts relating to long-term contracts which may have terms extending beyond one year but are expected to be realized during the normal operating cycle of the Company. The liabilities in the accompanying balance sheets which have been classified as current liabilities are those expected to be satisfied by the use of assets classified as current assets, all within the next twelve months.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It also establishes a fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability. SFAS 157 will be effective for the Company beginning October 1, 2008. The Company is evaluating the statement to determine the effect, if any, on future financial statements and related disclosures.

In September 2006, the Securities Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, *Financial Statements — Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ('SAB 108"). SAB 108 requires companies to quantify the impact of all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. This pronouncement is effective for the Company on October 1, 2006. The Company does not believe SAB 108 will have a material effect on its financial statements and related disclosures.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company beginning October 1, 2007. The Company is evaluating the interpretation to determine the effect on its financial statements and related disclosures.

Earnings Per Share:

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during each period. Diluted earnings per share are computed by dividing the net income by the weighted average number of common and common equivalent shares outstanding during each period. The following summary of basic and diluted shares is presented for the years ended September 30:

	2006	2005	2004
Net Income	$19,395,000	$21,781,000	$ 9,949,000
Weighted Average Shares Outstanding — Basic	21,659,606	19,738,367	12,308,412
Effect of Dilutive Securities:			
Net Shares Issuable Upon Exercise of Stock Options	595,861	877,657	1,058,504
Weighted Average Shares Outstanding — Diluted	22,255,467	20,616,024	13,366,916
Basic Earnings per Share	$ 0.90	$ 1.10	$ 0.81
Diluted Earnings per Share	$ 0.87	$ 1.06	$ 0.74

Stock options that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive, were 498,150 for the year ended September 30, 2006.

Note 2 — Acquisitions and Mergers

Year Ended September 30, 2006

San Diego Research Center, Inc.

On July 3, 2006, the Company acquired 100% of the voting equity of San Diego Research Center, Inc. ('SDRC') through the merger of a wholly-owned subsidiary of Argon ST with and into SDRC. SDRC is based in San Diego, California and serves the defense wireless communications sector by inventing, implementing and integrating complete systems suited for military environments.

The Company paid $41,000,000 in cash at closing for the SDRC stock. In addition $4,000,000 will be paid out in the form of retention payments to certain employees payable over the four years following the acquisition closing and will be charged to expense over that period. Direct expenses of $689,000 consisting of legal, accounting, investment banking, and other fees were incurred in connection with this acquisition and are included in the purchase price. Management believes that SDRC's combination of workforce skills, cultural fit and technology will allow Argon ST to expand into new markets and to support SDRC's expected rapid future growth as systems under development move into production. The results of SDRC's operations are included in the consolidated financial statements beginning as of July 3, 2006.

Of the purchase price $10,667,000 was allocated to customer related intangibles to be amortized over 8.25 years and $539,000 was allocated to a technology intangible to be amortized over three years. In addition, $30,596,000 was allocated to goodwill of which none is deductible for tax purposes. Pursuant to the requirements of SFAS No. 141, this acquisition is deemed to be material and pro forma disclosure along with the other acquisitions completed in fiscal year 2006 is presented below.

The Company has recognized the fair value of assets acquired and liabilities assumed for the SDRC acquisition completed in fiscal year 2006 as follows:

Current assets	$2,322,000
Property, plant and equipment	1,073,000
Other assets	2,534,000
Intangibles – customer related	10,667,000
Intangibles - technology	593,000
Goodwill	30,596,000
Total assets acquired	47,785,000
Liabilities assumed	(6,096,000)
Net purchase price	$41,689,000

Other Acquisitions

Radix Technologies, Inc.

Effective October 1, 2005, the Company acquired 100% of the voting equity of Radix Technologies, Inc. ('Radix') through the merger of a wholly-owned subsidiary of Argon ST with and into Radix. Radix is based in Mountain View, California, and designs and produces signal processing systems and equipment for military, intelligence and commercial applications. The Company paid $10,900,000 in cash at closing for the Radix stock, and the transaction provides for additional consideration in a maximum aggregate amount of $1,500,000 to be paid upon the achievement of certain performance targets during the 15 month period following the closing. Contingent payments are recorded as additional purchase price when the contingency is determinable beyond a reasonable doubt. As of September 30, 2006, Radix achieved its target for revenue and a payment of $750,000 is scheduled for December 2006. In addition to the purchase price, direct expenses of $143,000 consisting of legal, accounting and other fees were incurred in connection with the acquisition and are included in the purchase price. Management believes that Radix's complementary capabilities and its customer relationships will create significant new business opportunities for the Company. Radix operates as a wholly owned subsidiary of the Company. The results of Radix's operations are included in the consolidated financial statements beginning as of October 1, 2005.

Of the purchase price, $1,039,000 was allocated to intangibles related to customer relationships and will be amortized over three years. In addition, $7,114,000 which includes the $750,000 contingent payment to be made in December was allocated to goodwill, none of which is deductible for tax purposes.

ProDesign Solutions, LLC

On February 13, 2006, the Company acquired certain assets of ProDesign Solutions, LLC ('ProDesign'). ProDesign, based in Sarasota, Florida, provides a wide array of industrial design services including ruggedized electronic enclosures, electro-mechanical engineering, software/firmware engineering, and rapid prototyping, with extensive experience in working with composite materials for weight savings. The Company paid $1,750,000 in cash and assumed liabilities of $55,000 related to a note payable and a capital lease. Of the purchase price, $434,000 was allocated to intangibles related to technology and processes that will be amortized over three years. In addition, $831,000 was allocated to goodwill, all of which is deductible for tax purposes over a 15 year amortization period. The results of ProDesign's operations are included in the consolidated financial statements as of February 13, 2006.

Innovative Research, Ideas, and Services Corporation

On July 31, 2006, the Company acquired 100% of the voting equity of Innovative Research, Ideas, and Services Corporation ('IRIS'). IRIS is based in Ann Arbor, MI and specializes in sensor systems analysis, design, software development, sensor data fusion and developing ISR standards. Subsequent to the acquisition, IRIS was merged into Argon ST.

The Company paid $2,800,000 in cash for the IRIS stock and the acquisition agreement provides for maximum contingent consideration of $1,500,000 to be paid upon achievement of certain performance targets through September 29, 2007. In addition to the purchase price, the Company paid direct expenses of $64,000 in connection with the acquisition. Management believes that IRIS's capabilities complement the Company's existing sensor products and opens up new customer bases. The results of IRIS's operations are included in the consolidated financial statements beginning as of July 31, 2006.

Of the purchase price, $840,000 was allocated to customer-related and technology intangibles, while $2,222,000 was allocated to goodwill, none of which is deductible for tax purposes. Pursuant to the requirements of SFAS No. 141, management has deemed that this acquisition is not material to the financial statements, however, pro forma disclosure is presented for all the 2006 acquisitions in total.

The Company has recognized the fair value of assets acquired and liabilities assumed for the three above acquisitions as follows:

Current assets	$2,735,000
Property, plant and equipment	1,158,000
Other assets	1,918,000
Intangibles – customer related	1,803,000
Intangibles – technology	510,000
Goodwill	10,167,000
Total assets acquired	18,291,000
Liabilities assumed	(1,884,000)
Net purchase price	$16,407,000

Pro Forma Information (Unaudited)

The following unaudited pro forma combined condensed statement of earnings sets forth the consolidated revenue, net income and diluted earnings per share of the Company for the years ended September 30, 2006 and 2005. The information has been compiled as if each of the above acquisitions occurring in fiscal year 2006 had been completed at the beginning of the fiscal year ended September 30, 2005. The pro forma net income includes a nonrecurring charge of $4,168,000, net of tax, related to stock compensation recorded immediately prior to the acquisition. This unaudited pro forma information does not purport to be indicative of the actual results that would have occurred if these acquisitions had actually been completed on the dates described above.

	September 30,	
	2006	2005
Revenue	$271,919,000	$295,455,000
Net income	15,876,000	20,850,000
Earnings per share		
Basic	$0.73	$1.05
Diluted	$0.71	$1.01

Note 3 — Goodwill and Intangible Assets

Goodwill

Changes in the carrying amount of goodwill during the years ended September 30, 2006 and September 30, 2005 is summarized in the following table:

	September 30,	
	2006	2005
Beginning balance	$107,956,000	$107,776,000
Goodwill acquired during the year	40,763,000	-
Adjustments due to change in the fair value of assets acquired and liabilities assumed	-	180,000
Impairment losses	-	-
Ending Balance	$148,719,000	$107,956,000

Intangibles

Intangible assets consist of the value of customer related intangibles and developed technology acquired in various acquisitions. Intangible assets are amortized on a straight line basis over their estimated useful lives. Argon ST amortized $1,592,000, $971,000 and $0 of intangible assets in fiscal year 2006, 2005 and 2004, respectively.

Amortizable intangible assets were comprised of the following:

	September 30, 2006		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer related	$14,408,000	$2,235,000	$12,173,000
Developed technology	1,355,000	328,000	1,027,000
Total intangible assets	$15,763,000	$2,563,000	$13,200,000

	September 30, 2005		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer related	$1,938,000	$719,000	$1,219,000
Developed technology	252,000	252,000	-
Total intangible assets	$2,190,000	$971,000	$1,219,000

Future expected amortization expense of intangible assets is as follows:

Year Ending September 30,	Amortization Expense
2007	2,324,000
2008	2,330,000
2009	1,770,000
2010	1,520,000
2011	1,378,000
Thereafter	3,878,000
Total	$13,200,000

Note 4 — Customer Concentrations of Credit and Other Business Risks

Customer Concentrations

The following table identifies the source of Argon ST's revenues by major market:

	Years Ended September 30,		
	2006	2005	2004
U.S. Navy	59%	69%	77%
Other U.S. government agencies	31%	20%	11%
Foreign	10%	11%	12%

Revenues for the U.S. military can also be categorized as direct purchases and subcontracts, where Argon ST is a supplier to another contractor. The following table distinguishes Argon ST's revenue between these two categories:

	Years Ended September 30,		
	2006	2005	2004
Direct Purchases	74%	78%	87%
Subcontracts	26%	22%	13%

Cash Balances

The Company maintains cash balances at commercial banks in excess of Federal Deposit Insurance Corporation (FDIC) limit of $100,000. Management believes the risk in these situations to be minimal. Argon ST had cash and cash equivalents held by commercial banks and financial institutions totaling $33,498,000 as of September 30, 2006.

Note 5 — Accounts Receivable

Accounts receivable consists of the following as of:

	September 30,	
	2006	2005
Billed and Billable	$43,314,000	$59,676,000
Unbilled Costs and Fees	42,583,000	43,141,000
Retainages	1,225,000	960,000
Reserves	(280,000)	(200,000)
	$86,842,000	$103,577,000

Unbilled costs, fees, and retainages result from recognition of contract revenue in advance of contractual or progress billing terms.

The cost reimbursable and time and material contract payments to Argon ST under government contracts are provisional payments that are subject to adjustment upon audit by the U.S. Defense Contract Audit Agency (DCAA) or other appropriate agencies of the U.S. Government. Historically, such audits have not resulted in any significant disallowed costs. When final determination and approval of the allowable rates have been made, receivables may be adjusted accordingly. Incurred cost audits for Argon Engineering have been completed by DCAA through September 30, 2001. Incurred cost audits for Sensytech have been completed by DCAA through September 30, 2003. Management does not anticipate any material adjustment to the consolidated financial statements in subsequent periods for audits not yet completed.

Reserves are determined based on management's best estimate of potentially uncollectible accounts receivable. Argon ST writes off accounts receivable when such amounts are determined to be uncollectible.

Note 6 — Property, Equipment and Software

Property, equipment and software consist of the following as of:

	September 30,	
	2006	2005
Computer, Machinery and Test Equipment	$20,788,000	$17,101,000
Leasehold Improvements	8,472,000	7,168,000
Computer Software	3,233,000	2,435,000
Furniture and Fixtures	1,534,000	1,224,000
Equipment under Capital Lease	148,000	99,000
Construction in process	2,000	152,000
	34,177,000	28,179,000
Less Accumulated Depreciation and Amortization	17,451,000	13,283,000
	$16,726,000	$14,896,000

Depreciation and amortization expense of property, equipment and software totaled $4,030,000, $3,522,000 and $1,317,000 for the years ended September 30, 2006, 2005 and 2004, respectively. Depreciation expense of $22,000 and $19,000 for certain office equipment leased under capital lease agreements is included in depreciation expense for fiscal years 2006 and 2005, respectively. The net book value of assets under capital leases was $107,000 and $81,000 as of September 30, 2006 and September 30, 2005 respectively. During fiscal year 2006, certain leasehold improvements were completed and the $152,000 of related cost as of September 30, 2005 was reclassified to leasehold improvements and will be amortized over the lesser of the life of the asset or the terms of the lease. For the year ending September 30, 2006, the Company recorded a $165,000 loss on disposal related to purchased software, leasehold improvements and other property that were no longer in use. The $165,000 loss on disposal is reported in the Cost of Revenues caption of the Statement of Earnings.

Note 7 — Revolving Line of Credit

The Company's $15,000,000 line of credit with Bank of America, N.A. (the "Lender") expired on February 28, 2006, and was replaced by a revolving credit agreement, also with the Lender. The new credit facility will terminate no later than February 28, 2008. The terms and conditions are substantially similar to the credit facility it replaced, except that the maximum borrowing availability under the facility was increased to $40,000,000 and the facility contains a sublimit of $15,000,000 to cover letters of credit. In addition, borrowings on the line of credit will bear reduced interest at LIBOR plus 150 basis points. An unused commitment fee of 0.25% per annum, payable in arrears, is also required.

All borrowings under the line of credit are collateralized by all tangible assets of the Company. The line of credit agreement includes customary restrictions regarding additional indebtedness, business operations, permitted acquisitions, liens, guarantees, transfers and sales of assets, and maintaining the Company's primary accounts with the Lender. Borrowing availability under the line of credit is equal to the Company's EBITDA. For fiscal year ending September 30, 2006, EBITA was $37,571,000. The agreement requires the Company to comply with a specific EBITDA to Funded Debt ratio, and contains customary events of default, including the failure to make timely payments and the failure to satisfy covenants, which would permit the Lender to accelerate repayment of borrowings under the agreement if not cured within the applicable grace period. As of September 30, 2006, the Company was in compliance with these covenants and the financial ratio.

At September 30, 2006, there were no borrowings outstanding against the line of credit. Letters of credit outstanding at September 30, 2006 amounted to $1,394,000, and $36,177,000 was available on the line of credit. During fiscal year 2006, the $11,000,000 balance outstanding at September 30, 2005 was repaid.

Note 8 — Stock-Based Benefit Plans

The Argon ST 2002 Stock Incentive Plan (assumed in the merger with Sensytech) was approved by the stockholders on May 30, 2002, and provides for the granting of incentive stock options, restricted stock, and or performance awards to key employees and outside members of the board of directors. The Plan is administered by the Compensation Committee of the board of directors. Options granted under the plan are awarded at the closing price of the stock as reported on the NASDAQ Global Select Market on the grant date. The maximum term of the option is ten years. Options may vest over a period of one to five years. If a grantee's employment terminates for any reason other than death, disability or retirement, the grantee may exercise the option within 90 days of the date of termination. Upon a termination due to death or permanent disability, unless otherwise provided in the award agreement, the option will become 100% vested and exercisable with 12 months of termination. Upon a grantee's retirement, unless otherwise provided in the award agreement, the option will become 100% vested and may be exercised within 90 days of the date of retirement. The Plan also provides for full vesting of all options upon certain events including a change in control. Options granted under the Plan are not transferable, other than by will or the laws of descent and distribution.

The Argon Engineering Associates, Inc. Stock Plan (the "Argon Engineering Plan") provided for the issuance of incentive and non-statutory stock options and restricted stock to eligible employees of Argon Engineering and its affiliates. As a result of the merger, each outstanding option to purchase Argon Engineering common stock under the Argon Engineering Plan was converted into an option to purchase Argon ST common stock, with the number of shares able to be purchased and the exercise price adjusted in accordance with the merger exchange ratio. No acceleration of vesting of options under the Argon Engineering Plan occurred in connection with the merger. The Argon Engineering Plan was frozen as of September 29, 2004 and no additional awards will be granted under the Argon Engineering Plan subsequent to that date. The only participants in the Argon Engineering Plan are those employees who received awards prior to the September 29, 2004. There are 989,738 options outstanding under for this plan as of September 30, 2006.

Adoption of SFAS No. 123R

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS No. 123R") which requires that compensation costs related to share-based payment transactions be recognized in financial statements. SFAS No. 123R requires all companies to measure compensation costs for all share-based payments at fair value, and eliminates the option of using the intrinsic method of accounting provided for in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") which generally resulted in no compensation expense recorded in the financial statements related to the grant of stock options to employees and directors if certain conditions were met.

Effective October 1, 2005, the Company adopted SFAS No. 123R using the modified prospective method. Under this method, compensation costs for all awards granted after the date of adoption and the unvested portion of previously granted awards outstanding at the date of adoption will be measured at estimated fair value and included in operating expenses over the vesting period during which an employee provides service in exchange for the award. Accordingly, prior period amounts presented herein have not been restated to reflect the adoption of SFAS No. 123R.

Prior to the adoption of SFAS No. 123R, the Company included all tax benefits resulting from the exercise of stock options as operating cash flows in the consolidated statements of cash flows. In accordance with SFAS No. 123R, for the period beginning October 1, 2005, excess tax benefits from the exercise of stock options are presented as financing cash flows. The excess tax benefits totaled $2,015,000 for the year ended September 30, 2006. Such benefits were $3,798,000 for the year ended September 30, 2005 and are presented as a component of operating cash flows in that period.

As a result of adoption SFAS No. 123R, the Company recorded stock-based compensation of $1,921,000, or $1,505,000 after tax, in its statement of earnings for the year ended September 30, 2006. This stock-based compensation reduced both basic and diluted earnings per share by $0.07 for the year ended September 30, 2006.

Fair Value Determination

The fair value concepts were not changed significantly in SFAS No. 123R; however, in adopting this standard, companies must choose among alterative valuation models and amortization assumptions. The Company has elected to use a Binomial option pricing model, based on the Hull and White model, and straight-line amortization of compensation expense over the requisite service period of the grant. The Company will reconsider use of the Binomial model if additional information becomes available in the future that indicates another model would be more appropriate, or if grants issued in future periods have characteristics that cannot be reasonably estimated using this model. Options issued in the years ended September 30, 2005 and 2004 used the Black-Scholes-Morton model.

The Company has 10-year options. In calculating fair value, the following assumptions were used for option grants granted during the year ended September 30, 2006.

Expected Volatility. The expected volatility of the Company's shares was estimated based upon the historical volatility of the Company's share price over an historical period, as being representative of the price volatility expected in the future. This volatility is comparable to the volatilities reported by companies within our peer group.

Risk-free Interest Rate. The Company bases the risk-free interest rate used in the Binomial valuation method on the implied yield available on a U.S. Treasury note on the applicable grant date, with a term equal to the expected term of the underlying grants.

Dividend Yield. The Binomial valuation model calls for a single expected dividend yield as an input. The Company has not paid dividends in the past nor does it expect to pay dividends in the future. As such, the Company used a dividend yield percentage of zero.

Expected Term. The expected term used in this Binomial model is ten years, the contractual term of the options.

Exercise Factor. The exercise factor is the ratio by which the stock price must increase from the exercise price before the employee is expected to exercise, as estimated by management.

Post-vest Percentage. The post-vest percentage is the rate at which employees are likely to exercise their options earlier than usual because they are leaving the Company, as estimated by management. Employees have 90 days and directors have 1 year to exercise their options upon termination of employment or resignation from the board. The post-vest percentage used in valuing options granted during the year ended September 30, 2006 was 3.08%. For options granted to directors and certain individual awards, the post vest percentage was zero.

The following chart provides the range of volatility, risk fee rates and exercise factors used to calculate fair value for options awarded during the year ended September 30, 2006. No options were awarded during the year ended September 30, 2005.

	2004	2006
Volatility	1.0% - 49.8%	34.4% - 36.0%
Risk free rate	3.19% - 4.14%	4.5% - 5.0%
Exercise factor	N/A	1.7024 – 4.5967

Stock Compensation Expense

The Company recorded $1,921,000 ($1,505,000 net of tax) of stock-based compensation expense for the fiscal year ended September 30, 2006. Stock-based compensation of $907,000 and $1,014,000 is included in Cost of Revenues and General and Administrative expense, respectively.

In prior years, while accounting for stock options under APB No. 25 and disclosing a pro forma expense calculation under SFAS No. 123, the Company did not include a forfeiture rate when calculating pro forma expense related to the options. In accordance with SFAS No. 123R, the Company estimates forfeitures and is recognizing compensation expense only for those share-based awards that are expected to vest.

As of September 30, 2006, there was $4,494,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements. This cost is expected to be fully amortized in five years, with half of the total amortization cost being recognized within the next 12 to 18 months.

Stock Option Activity

During the fiscal year ended September 30, 2006, the Company granted stock options to purchase 553,300 shares of common stock at a weighted-average exercise price of $29.11 per share. The Binomial weighted-average fair value of the options granted during the year ended September 30, 2006 was $13.09 per share. Of these options, 478,300 vest at the rate of 20% per year over five years from the date of grant and 75,000 of these options vest in full one year after the date of grant. All of the options expire ten years from the grant date. For the year ended September 30, 2006, the average closing price was $28.36 per share.

The following table summarizes stock option activity for the year ended September 30, 2006:

	Number of Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Shares under option, September 30, 2005	1,741,127	$8.75	
Options granted	553,300	$29.11	
Options exercised	(375,849)	$6.84	$8,455
Options cancelled and expired	(59,490)	$21.72	
Shares under option, September 30, 2006	1,859,088	$14.78	$25,246
Options exercisable at September 30, 2006	898,162	$11.10	$15,502
Shares reserved for equity awards at September 30, 2006	985,472		

The method used to value options in fiscal 2004 was the Black-Scholes option pricing method. No options were awarded in fiscal year 2005. The weighted average fair value of option grants awarded in fiscal year 2004 was $5.05. The intrinsic value of options exercised was $10,019,000 and $766,000 for fiscal years 2005 and 2004, respectively.

Information with respect to stock options outstanding and stock options exercisable at September 30, 2006 was as follows:

Range of Exercise Price	Options Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 0.10 – $0.90	220,068	4.6 years	$0.66
$ 2.25 – $4.63	324,970	5.7	4.05
$ 5.00 – $6.88	287,800	7.0	5.70
$ 7.54 – $17.63	205,500	6.5	12.28
$20.40 – $29.87	820,750	8.4	26.63
	1,859,088		

Range of Exercise Price	Options Exercisable	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 0.10 – $0.90	220,068	4.6 years	$0.66
$ 2.25 – $4.63	110,234	4.8	3.93
$ 5.00 – $6.88	75,160	6.9	5.73
$ 7.54 – $17.63	205,500	6.5	12.28
$20.40 – $29.87	287,200	7.1	22.41
	898,162		

Employee Stock Purchase Plan

The Company maintains an employee stock purchase plan (ESPP), as provided under the Argon ST Stock Incentive Plan, and has reserved 100,000 shares for issuance under the plan. The ESPP is available to all employees eligible on the start date of the semi-annual enrollment periods. Eligible employees may purchase the Company's common stock through payroll deductions up to 10% of the employee's compensation, at a price equal to 95% of the lower of the fair market value of the common stock on the enrollment date, or the fair market value of the common stock on the purchase date. For the years ended September 30, 2006 and 2005, employees purchased 33,002 and 45,694 shares, respectively, under the ESPP.

Note 9 — Retirement Plans

Argon ST has a 401(k) profit sharing plan covering employees who have worked at least 1,000 hours and meet certain other eligibility requirements. Under the plan, the employer can match employee 401(k) salary deferrals up to a maximum of six percent of eligible compensation, as well as make a discretionary profit sharing contribution. Profit sharing contributions to the 401(k) plan are determined annually by the employer. Argon ST formerly had a money purchase pension plan which was terminated in fiscal year 2004. The money purchase plan was replaced by a fixed 3% safe harbor 401(k) contribution to all employees, whether they participate in the 401(k) plan or not, in addition to the maximum 6% match to plan participants. The 401(k) plan match, discretionary profit sharing, money purchase pension plan and safe harbor 401(k) contributions were $5,718,000, $3,794,000 and $2,965,000 for the years ended September 30, 2006, 2005, and 2004, respectively.

Note 10 — Income Taxes

The provisions for income taxes consist of the following:

	Years Ended September 30,		
	2006	2005	2004
Current			
Federal	$11,044,000	$8,353,000	$ 9,119,000
State	2,018,000	1,416,000	1,758,000
Total Current	13,062,000	9,769,000	10,877,000
Deferred			
Federal	(727,000)	2,962,000	(3,975,000)
State	50,000	570,000	(725,000)
Total Deferred	$(677,000)	$3,532,000	(4,700,000)
Income Tax Expense	$12,385,000	$13,301,000	$ 6,177,000

The components of Argon ST's net deferred tax asset (liability) are as follows:

	As of September 30,	
	2006	2005
Total Deferred Tax Assets	$6,380,000	$2,412,000
Total Deferred Tax Liabilities	(7,234,000)	(2,649,000)
Valuation Allowance	—	—
Net Deferred Tax Liability	$(854,000)	$(237,000)

The tax effect of temporary differences that give rise to the net deferred tax asset (liability) is as follows:

	As of September 30,	
	2006	2005
Property, Equipment and Software	(2,175,000)	(2,338,000)
Accrued Vacation	1,283,000	1,011,000
Deferred Rent	734,000	560,000
Net Operating Losses & Tax Credits	3,616,000	183,000
Warranty	4,000	37,000
Intangibles	(5,045,000)	(311,000)
Deferred Compensation	-	374,000
Uncollectible Accounts	109,000	78,000
Stock-Based Compensation	436,000	18,000
Other, net	184,000	151,000
Net Deferred Tax Liability	$(854,000)	$(237,000)

Based on its historical profitability, Argon ST has determined that there is not a need for a valuation allowance with respect to the utilization of net operating loss carry forward (NOLs) or other deferred tax assets. As of September 30, 2006, the NOL carry forward amounted to $5,181,000. These NOLs were acquired in the acquisition of Daedalus Enterprises, Inc. in 1998, and San Diego Research Center, Inc. in 2006 and are subject to limitations as to their utilization under the Internal Revenue Code. The NOL's acquired from Daedelus expire principally in 2011 through 2012, while the NOL's from San Diego Research Center expire principally in 2026.

For the year ended September 30, 2006, the tax benefit on stock options exercised was $2,015,000 compared to $3,798,000 for the year ended September 30, 2005.

A reconciliation between Argon ST's statutory tax rate and the effective tax rate is as follows:

	Years Ended September 30,		
	2006	2005	2004
Statutory federal rate	35.0%	35.0%	35.0
State income taxes, net of federal benefit	4.2	3.8	3.9
Stock-based compensation	1.0	-	-
Tax exempt interest	(1.1)	-	-
Qualified manufacturing activity deduction	(.5)	-	-
Research and development credit	-	(1.0)	(1.9)
Under (over) accrual of prior year taxes	.2	(.1)	1.0
Other	.2	.2	.3
	39.0%	37.9%	38.3%

Argon ST's Pennsylvania production facility is located within the Keystone Opportunity Zone which provides an exemption from state and local taxes through 2013. For fiscal year 2006 and 2005, this exemption reduced state taxes by approximately $254,000 and $84,000, respectively, or a reduction to the effective tax rate of 0.5% and 0.2%, respectively.

Note 11 — Leases and Other Commitments

Leases

Argon ST leases office facilities and equipment under operating lease agreements. Some of the office facilities leases have renewal options. Rental payments on certain of the leases are subject to annual increases based on a three percent escalation factor and increases in the lessor's operating expenses. For those leases that require fixed rental escalations during their lease terms, rent expense is recognized on a straight-line basis resulting in deferred rent of $1,957,000 at September 30, 2006. The liability will be satisfied through future rental payments. Rent expense amounted to $6,446,000, $5,676,000 and $3,302,000 for the years ended September 30, 2006, 2005 and 2004, respectively. The Company also leases certain office equipment under capital lease agreements.

Following is a schedule of future minimum lease payments due under the operating lease agreements:

Year Ending September 30,	Operating Leases Future Minimum Payments
2007	7,362,000
2008	7,534,000
2009	5,151,000
2010	2,385,000
2011	1,831,000
Thereafter	3,470,000
Total	$27,733,000

Following is a schedule of future minimum lease payments due under the capital lease obligations:

Year Ending September 30,	Capital Leases Future Minimum Payments
2007	40,000
2008	27,000
2009	23,000
2010	2,000
Total	$92,000
Less amount representing interest	(6,000)
Present value of future lease payments	$86,000

Employment Agreements

In connection with the acquisitions completed during the year end September 30, 2006, the Company entered into employment agreements with certain key employees of the acquired companies. These employment contracts cover a period of one to three years and provide payment only if the individual remains in employment with the Company. At September 30, 2006, the outstanding commitment under these agreements is $1,508,000.

Note 12 — Research and Development Expenses

Internally funded research and development costs are included in general and administrative expenses in the consolidated income statements. Internal research and development expenses amounted to $6,286,000, $3,992,000 and $1,301,000 for the years ended September 30, 2006, 2005 and 2004, respectively.

Note 13 — Fair Value of Financial Instruments

Based on existing rates, economic conditions and short maturities, the carrying amount of all of the financial instruments at September 30, 2006 and 2005 are reasonable estimates of their fair values. Argon ST's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and notes payable.

Note 14 — Capital Stock

Common Stock

The Company's common stock has a par value of $0.1. Proceeds from the issue of the common stock that is greater than $0.1 per share is credited to additional paid in capital. Holders of shares of common stock are entitled to one vote per common share held on all matters voted on by the company's stockholders.

On December 12, 2005, the Company sold 1,725,000 shares of our common stock during a secondary stock offering for net proceeds of approximately $46,768,000.

Treasury Stock

As of September 30, 2006, the Company has repurchased 126,245 shares of treasury stock at a cost of $534,000. Treasury stock is reported as part of the consolidated stockholders' equity. During 2000, the Company began acquiring shares of its common stock in connection with a stock repurchase program announced in May 2000. That program authorized the Company to purchase up to 500,000 common shares from time to time on the open market. The Company has not repurchased any stock since fiscal year 2003.

Note 15 — Segment Reporting

Argon ST has reviewed its business operations and determined that the Company operates in a single homogeneous business segment. Financial information is reviewed and evaluated by the chief operating decision maker on a consolidated basis relating to the single business segment. The Company sells similar products and services that exhibit similar economic characteristics to similar classes of customers, primarily the U.S. government. Revenue is internally reviewed monthly by management on an individual contract basis as a single business segment.

Note 16 — Foreign Currency Exchange Contracts

Argon ST occasionally issues orders or subcontracts to foreign companies in local currency. At September 30, 2005, the Company had a contract that locked in the exchange rate to purchase £3,660,000 for $6,634,000 to remit to an UK subcontractor. Under Statement of Financial Accounting Standards No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* derivative instruments that are accounted for as cash flow hedges must be recorded on the balance sheet as an asset or liability with any gain or loss recorded as a component of accumulated other comprehensive income until recognized in earnings. The fair value of the exchange contracts was based upon quoted market prices. For the year ended September 30, 2005, the Company recorded an unrealized loss of $115,000 (net of tax benefit of $70,000) as accumulated other comprehensive loss with an offsetting amount recorded in accrued liabilities. During the year ended September 30, 2006, the currency contract was completed and the loss was recorded to operations.

Note 17 — Advances and Cash Held in Escrow

In connection with its acquisition of Radix Technologies, Inc., Argon ST was required to advance funds to an escrow account and to place the remainder of the acquisition price in a restricted cash account as of September 30, 2005. The acquisition was completed on October 1, 2005 and the cash was disbursed to the shareholders of Radix Technologies, Inc.

Note 18 — Subsequent Events

On November 15, 2006, the Company announced that it has been awarded a multi-year contract for the continued development and production of the AN/SLQ-25A Torpedo Countermeasures System for the U.S. Navy. The contract was awarded by the U.S. Naval Sea Systems Command (NAVSEA 415) for the continued development and support of the AN/SLQ-25A system which is widely deployed on Navy surface ships. Work under the contract will primarily be accomplished at the Company's Smithfield, Pennsylvania facility with support from the corporate headquarters in Fairfax, Virginia. The contract calls for a base year with four additional option years. The first increment of tasking on the base year has a value of $17,650,000. It is anticipated that additional tasks and funding will be added to this contract during both the base and four option years.

During the fiscal year ended September 30, 2006, the Company incurred costs totaling approximately $4,436,000 related to this contract. Such costs were accounted for as Deferred Project Cost as of September 30, 2006. See Note 1 – Deferred Project Costs.

Note 19 — Quarterly Financial Information (Unaudited)

Argon ST maintains a September 30 fiscal year-end for annual financial reporting purposes. Argon ST presents its interim periods ending on the Sunday nearest the end of the month for each quarter consistent with labor and billing cycles. As a result, the each quarter of a fiscal year may contain more days than other quarters of that year or other quarters of other fiscal years. Management does not believe that this practice has a material effect on quarterly results or upon the comparability of those results. The following tables contain selected unaudited consolidated statement of earnings data for each quarter of fiscal years 2006 and 2005.

	2006				2005			
	January 1, 2006	April 2, 2006	July 2, 2006	September 30, 2006	January 2, 2005	April 3, 2005	July 3, 2005	September 30, 2005
	(unaudited) (In thousands, except per share data)				(unaudited) (In thousands, except per share data)			
Contract Revenues	$68,107	$55,681	$68,902	$66,145	$56,510	$55,952	$75,611	$83,681
Direct and Allocable Contract Costs	58,860	48,782	61,043	59,550	48,673	48,137	66,029	74,531
Income from Operations	9,247	6,899	7,859	6,595	7,837	7,815	9,582	9,150
Other Income (Expense), Net	-	355	544	281	138	198	192	170
Income before Income Taxes	9,247	7,254	8,403	6,876	7,975	8,013	9,774	9,320
Provision for Income Taxes	3,644	2,732	3,237	2,772	3,055	3,069	3,919	3,258
Net Income	$ 5,603	$ 4,522	$ 5,166	$ 4,104	$ 4,920	$ 4,944	$ 5,855	$ 6,062
Earnings Per Share								
Basic	$ 0.27	$ 0.21	$ 0.23	$ 0.19	$ 0.25	$ 0.25	$ 0.30	$ 0.30
Diluted	$ 0.27	$ 0.20	$ 0.23	$ 0.18	$ 0.24	$ 0.24	$ 0.28	$ 0.29

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)) as of September 30, 2006. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2006 based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of September 30, 2006. Grant Thornton LLP, the Company's independent registered public accounting firm, has issued an opinion on the Company's assessment of its internal control over financial reporting. This opinion appears in the Report of Independent Registered Public Accounting Firm on page 46 of this annual report on Form 10-K.

This assessment excluded the internal control over financial reporting at Radix Technologies, Inc. ("Radix"), which was acquired on October 1, 2005, and San Diego Research Center, Incorporated ("SDRC"), which was acquired on July 3, 2006. The total combined revenue of Radix and SDRC represented less than 7%, of the Company's consolidated total revenues for the fiscal year ended September 30, 2006 and the total combined net income of Radix and SDRC represented less than 1% of the Company's consolidated total net income for the year ended September 30, 2006.

Change in Internal Controls

During the fourth quarter of fiscal year 2006, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that have materially affected these controls, or are reasonably likely to materially affect these controls subsequent to the evaluation of these controls.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Certain information required by Part III is omitted from this Annual Report on Form 10-K and is incorporated by reference from our definitive proxy statement for our annual meeting of stockholders to be filed not later than 120 days after September 30, 2006, with the Securities and Exchange Commission pursuant to Regulation 14A (the "Proxy Statement"). Certain information relating to our executive officers appears on page 29 of this Form 10-K Annual Report.

ITEM 11. EXECUTIVE COMPENSATION

Information with respect to this item is incorporated by reference from the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to this item is incorporated by reference from the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information with respect to this item is incorporated by reference from the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information with respect to Principal Accountant Fees and Services is contained under the caption "Principal Accountant Fees and Services" in the Proxy Statement and such information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements Schedules
All of the financial statement schedules to be filed as part of the Annual report on Form 10-K are included in Item 8.

Exhibits

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger dated as of June 7, 2004, by and between Sensytech, Inc. and Argon Engineering Associates, Inc. (incorporated by reference to Exhibit 2.1 of the Company's Registration Statement on Form S-4 filed on July 16, 2004, Registration Statement No. 333-117430)
2.2	Agreement and Plan of Merger, Dated as of June 9, 2006, by and among Argon ST, Inc., Argon ST Merger Sub, Inc., San Diego Research Center, Incorporated, Lindsay McClure, Thomas Seay and Harry B. Lee, Trustee of the HBL and BVL Trust (incorporated by reference to the Company's Current Report on Form 8-K, filed June 14, 2006)
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-1 (Registration Statement No. 333-98757) filed on August 26, 2002)
3.1.1	Amendment, dated September 28, 2004, to the Company's Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 the Company's Current Report on Form 8-K filed October 5, 2004 covering Items 2.01, 5.01, 5.02, 8.01 and 9.01 of Form 8-K).
3.1.2	Amendment, dated March 15, 2005 to the Company's Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 5, 2005, filed May 11, 2005)
3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 13(a)(i) of the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2001)
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-3 (Registration Statement No. 333-128211) filed on September 9, 2005)
10.1	Second Amended and Restated Line of Credit Agreement with Bank of America (incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-1 (Registration Statement No. 333-98757) filed on August 27, 2002,
10.1.1	Fifth Amendment to Second Amended and Restated Financing and Security Agreement, dated as of March 31, 2006 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed April 6, 2006
10.2+	Argon ST, Inc. 2002 Stock Incentive Plan, as amended (incorporated by reference to Appendix A to the Company's definitive proxy statement on Schedule 14A for its 2006 annual meeting of stockholders, filed January 27, 2006
10.2.1	Form of Stock Option Agreement under Argon ST 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.2.1 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2005, filed December 14, 2005)
10.3+	Argon Engineering Associates, Inc. Stock Plan (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2004, filed December 14, 2004)
10.4+	Retention Agreement dated February 17, 2004, by and between the Company and S. Kent Rockwell (incorporated by reference to Exhibit 10.4 of the Company's Registration Statement on Form S-4 (Registration Statement No. 333-117430) filed on July 16, 20040
21.1*	Subsidiaries of the Company
23.1*	Consent of Grant Thornton LLP

31.1*	Certification of the Company's Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) under the Securities Exchange Act
31.2*	Certification of the Company's Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) under the Securities Exchange Act
32.1**	Certification pursuant to Rule 13a-14(b)/15d-14(b) under the Securities Exchange Act and Section 1350 of Chapter 63 of Title 8 of the United States Code

---

* Filed herewith

** Furnished herewith

\+ Indicates management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGON ST, INC.
(Registrant)

By: /s/ Terry L. Collins
Terry L. Collins, Ph.D.
Chairman, Chief Executive Officer and President

Date: December 14, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title
/s/ Terry L. Collins Terry L. Collins Date: December 14, 2006	Chairman, Chief Executive Officer and President
/s/ S. Kent Rockwell S. Kent Rockwell Date: December 14, 2006	Vice Chairman and Vice President, Corporate Development
/s/ Victor F. Sellier Victor F. Sellier Date: December 14, 2006	Vice President, Business Operations, Chief Financial Officer, Treasurer and Director (Principal Financial and Accounting Officer)
/s/ Thomas E. Murdock Thomas E. Murdock Date: December 14, 2006	Vice President, Strategic Program Development and Director
/s/ David C. Karlgaard David C. Karlgaard Date: December 14, 2006	Director
/s/ Peter A. Marino Peter A. Marino Date: December 14, 2006	Director
/s/ Robert McCashin Robert McCashin Date: December 14, 2006	Director
/s/ John Irvin John Irvin Date: December 14, 2006	Director
/s/ Lloyd A. Semple Lloyd A. Semple Date: December 14, 2006	Director
/s/ Maureen Baginski Maureen Baginski Date: December 14, 2006	Director

EXHIBIT 21

LIST OF SUBSIDIARIES

Name	State of Incorporation
Radix Technologies, Inc.	California[1]
San Diego Research Center, Inc.	Delaware[2]
Daedalus Enterprises Export Corporation (inactive)	Barbados, West Indies

[1] Became a subsidiary on October 1, 2005
[2] Became a subsidiary on July 3, 2006.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-103071, 333-119862 and 333-132174) and the Registration Statement Form S-3 (No. 333-128211) of our report dated December 7, 2006 with respect to the fiscal year 2006 consolidated financial statements, management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Argon ST, Inc. and subsidiaries included in this Annual Report (Form 10-K) for the year ended September 30, 2006.

Grant Thornton LLP

McLean, Virginia
December 7, 2006

EXHIBIT 31.1

CERTIFICATIONS

I, Terry L. Collins, certify that:

1. I have reviewed this annual report on Form 10-K of Argon ST, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 14, 2006

/s/ Terry L. Collins

Terry L. Collins
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Victor F. Sellier, certify that:

1. I have reviewed this annual report on Form 10-K of Argon ST, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 14, 2006

/s/ Victor F. Sellier

Victor F. Sellier
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF PERIODIC FINANCIAL REPORT
OF ARGON ST, INC.

We, the undersigned, being the chief executive officer and chief financial officer, respectively, of Argon ST, Inc., a Delaware corporation (the "Company"), do hereby certify, to the best of our information, knowledge and belief, that (1) the Report on Form 10-K for the year ended September 30, 2006 (the "Report") fully complies with the requirements of section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78o(d)) and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Terry L. Collins
Terry L. Collins
Chief Executive Officer

/s/ Victor F. Sellier
Victor F. Sellier
Chief Financial Officer

Dated: December 14, 2006

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to Argon ST, Inc. and will be retained by Argon ST, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

12701 Fair Lakes Circle, Suite 800, Fairfax, VA 22033
Phone: (703) 322-0881 Fax: (703) 322-0885


Argon ST

END